                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                           TOUCHSTONE RESOURCES, LTD.

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                    000-32591
                             COMMISSION FILE NUMBER

                           TOUCHSTONE RESOURCES, LTD.

             (Exact Name of Registrant As specified in its charter)

                                British Columbia
                 (Jurisdiction of incorporation or organization)

                                       N/A
                      (I.R.S. Employer Identification No.)

               1260 - 609 Granville Street, Vancouver, BC, V7Y 1G5
                    (Address of principal executive offices)

                                  713-784-1113
                         (Registrant's Telephone Number)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      NONE

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                           Common Stock, no par value
                                (Title of Class)

PART I                                                                      PAGE

Item 1.  Business..............................................................1

Item 2.  Management's Discussion and Analysis of Financial Condition
and Results of Operations.....................................................13

Item 3.  Properties...........................................................19

Item 4.  Security Ownership of Certain Beneficial Owners and Management.......26

Item 5.  Directors and Executive Officers.....................................28

Item 6.  Executive Compensation...............................................31

Item 7.  Certain Relationships and Related Transactions ......................32

Item 8.  Description of Securities............................................32

PART II

Item 1.  Market Price of and Dividends on the Registrant's Common
Equity and Related Stockholder Matters........................................35

Item 2.  Legal Proceedings....................................................36

Item 3.  Changes in and Disagreements with Accountants........................36

Item 4.  Recent Sale of Unregistered Securities...............................36

Item 5.  Indemnification of Directors and Officers............................40


PART F/S.....................................................................F-1

PART III

Exhibit Index................................................................III

         Unless otherwise noted, references to "we," "our," or "us" mean Touchstone Resources, Ltd., a public corporation under the Company Act of British Columbia.

                               EXCHANGE RATE DATA

         Unless otherwise indicated, all references in this Registration Statement to "dollars" or "$" are references to U.S. dollars. We maintain our books of account in Canadian dollars, but have provided the Financial Statements in this Form 10 in United States dollars. The Financial Statements beginning on Page F-1 of this registration statement have been prepared in accordance with U.S. generally accepted accounting principles.

         The following table sets forth, for the periods indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars. Such rates are the number of United States dollars per one Canadian dollar and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. The average exchange rate is based on the average of the exchange rates on the last day of each month during such periods. On March 31, 2002, the exchange rate was Cdn$1.5942 to US$1.00 (US$0.6273 to Cnd$1.00).

                                                 Year Ended December 31,
                                  ----------------------------------------------
                                      1999             2000             2001
                                  ------------     ------------     ------------
Rate at end of period             $     0.6975     $     0.6729     $     0.6285
Average rate during period        $     0.6731     $     0.6794     $    0.64653
High                              $     0.6917     $     0.6619     $    0.66492
Low                               $     0.6463     $     0.6967     $     0.6285


                 FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

         This Form 10-SB contains "forward-looking statements" and information relating to our business that are based on our beliefs as well as assumptions made by us or based upon information currently available to us. When used in this Report, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and should" and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to our performance in Item l "Business." These statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; currency fluctuations; the loss of any significant customers; changes in business strategy or development plans; project performance; availability, terms, and deployment of capital; and availability of qualified personnel; changes in, or failure or inability to comply with, governmental regulations.

                                GLOSSARY OF TERMS

The following are definitions of certain abbreviations used in this form 10-SB:

"BBL" or "barrel"                   34.972 Imperial gallons or 42 US gallons.

"BCF"                               One billion cubic feet.

"BO"                                Barrels of oil.

"BOE"                               Barrels of oil equivalent.

"BOPD"                              Barrels of oil per day.

"developed acreage"                 That acreage which is spaced or assignable
                                    to productive wells.

"gross acres"                       That total number of acres in which we hold
                                    a working interest or the right to earn a working interest.

"gross reserves"                    The total number of reserves estimated to be
                                    economically recoverable.

"gross wells"                       The total number of wells in which we have a
                                    working interest.

"liquids"                           Crude oil and natural gas liquids.

"MBO"                               One thousand barrels of oil.

"MBOE"                              One thousand barrels of oil equivalent.

"MCF"                               One thousand cubic feet.

"MCFPD"                             One thousand cubic feet per day.

"md" Millidarcies - a term used to measure permeability, (i.e.) The relative ease with which oil can flow.

"MMBOE"                             One million barrels of oil equivalent.

"MMCF"                              One million cubic feet.

"MMCFD"                             One million cubic feet per day.

"net reserves"                      Our royalty, overriding royalty, and working
                                    interest share of reserves from properties, after deduction of all freehold, and overriding royalties payable to others.

"net wells"                         The gross wells multiplied by the percentage
                                    working interest therein owned or to be
                                    owned by us.

"net acres"                         The gross acres multiplied by the percentage
                                    working interest therein owned or to be
                                    owned by us.

"NGLs"                              Natural gas liquids.

"non-producing reserves"            Those reserves that are not classified as
                                    producing.

"producing reserves"                Those reserves that are actually on
                                    production and could be recovered from
                                    existing wells and facilities or, if
                                    facilities have not been installed, that would involve a competitive situation, reserves may be subdivided into producing and non-producing reserves, in order to reflect allocation of reserves to specific wells and their respective development status.

"proved reserves"                   Those reserves estimated as recoverable with
                                    a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analysis and anticipated economic conditions in the case of escalated price and cost analysis, from that portion of the reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

"undeveloped acreage"               Lands on which there are no current reserves
                                    assigned.

"working interest"                  The interest held by us in an oil or natural
                                    gas property, which interest normally bears its proportionate share of the costs of exploration, development, and operation as well as any royalties or other production burden

PART I
Item 1.

                                    BUSINESS

         Introduction

         We are engaged in the business of acquiring interests in petroleum and natural gas rights, and the exploration for and development, production and sale of, petroleum and natural gas in the United States. We currently hold interests in five project areas. We sold our interest in a sixth project area on July 1, 2001. Six wells have been completed and are currently in production. The wells have net reserves of 432 MBO and 14223 MMCF of gas. We are currently involved in drilling 1 well. If any of these wells produce oil or gas reserves as expected, we will then add reserves in proved and probable categories. Our current activities include exploration and production.

         We were incorporated under the name of Murjoh Resources Inc. on October 5, 1982 under the laws of the Province of British Columbia. Effective August 25, 1987, we changed our name to Touchstone Resources, Ltd. We are a public corporation under the Company Act of British Columbia and our common stock is traded on the Canadian Venture Exchange ("CDNX"). Our principal business activities, which are conducted through our wholly owned subsidiaries, Fortis Energy, LLC, and Touchstone Resources USA, Inc., are oil and gas exploration, development, operations, and acquisitions of oil and gas leases. The interests that we seek to acquire will be working interests ownership positions in oil and gas leases and/or in specific wells. Fortis Energy, LLC is a Texas limited liability company formed on April 17, 1998. Touchstone Resources USA, Inc., is a Texas corporation formed on May 12, 2000.

         The operational office of our subsidiaries is located at Suite 708, 5858 Westheimer, Houston, Texas, 77057. Our address for service and the registered and records office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5.

         History and Development of our Business

         On September 30, 1999, we acquired all of the membership interests of Fortis Energy, LLC through a transaction that was accounted for as a reverse merger. The aforementioned transaction allowed us to succeed to 100% of the ownership positions held by Fortis Energy, LLC in various oil and gas properties. None of these properties were producing properties.

         On January 29, 1999, Fortis Energy, LLC entered into a joint venture agreement with Mobil Exploration & Producing U.S. Inc. and Altura Energy, LLC known as the Waha/Lockridge Area of Mutual Interest ("AMI") in Pecos, Ward and Reeves Counties, Texas. The purpose of the joint venture was to explore and drill for of oil and gas prospects covering an area of 176 square miles. As part of the Joint Venture, we purchased a 3-D seismic data set from Mobil/Altura who had previously identified sixteen 3-D supported prospects from the data set to test the Devonian and Ellenburger formations from 13,000 to 20,000 feet.

         On April 9, 1999, Fortis Energy, LLC entered into an exploration agreement with Charger Petroleums Inc. of Calgary, Canada comprising the Mobil/Altura data set. Under the terms of the Fortis/Charger exploration agreement, Charger was obligated to fund the initial test well, the Ligon State 22 #1 (Bach Prospect), to completion and install production facilities at no cost to us. On May 20, 1999, Fortis Energy, LLC commenced drilling the Ligon State 22 #1 well under the terms of the Mobil/Altura exploration agreement. The Ligon State 22 #1 well was designed to evaluate the Delaware, Mississippian, Devonian and Montoya formations to a depth of 14,500 feet for oil and natural gas production. The well was drilled to a depth of 14,500 feet. Although the Devonian and Montoya were noncommercial, we encountered potentially productive sands in the Delaware formation, but the well was abandoned for mechanical reasons.

         In November 1999, Exxon acquired Mobil and wanted to drill Montoya horizontal wells. They requested that the AMI and joint venture be dissolved and the joint venture was not extended and expired on May 15, 2000.

         By December 1999, Fortis Energy, LLC had leased over 2000 net mineral acres (the Bach Prospect) in the Waha/Lockridge 3-D Seismic Area surrounding the Ligon State 22 #l well. The new prospect developed after the well down-hole recordings ( or "logs") from the Ligon State 22 #1 indicated 25 feet net pay from 4944 feet to 5008 feet in the Upper Bell Canyon member. The Ligon State #1 also had indications of production capability from the logs in the Cherry Canyon member sands of the Delaware Mountain Group from approximately 5800 to 6800 feet.

         In January 2001, we sold 87.5% of our leases (2,000 acres) and working interest in the Bach Prospect area to Tom Brown, Inc. and TMBR Sharp Drilling Company, keeping a 12.5% working interest in the area to drill an 18,500 foot Ellenburger exploratory well. The Ligon State 22 #2 was drilled to a depth of 16,620 feet and crossed a thrust fault before reaching the Ellenburger. The well had good oil and gas indications recorded in the above mentioned Delaware sands and in the Simpson formation. The original hole was side-tracked and directionally drilled 1,200 feet to the north from 12,228 feet to 16,359 feet. The well was open hole tested from 14,750 - 15,000 feet at a rate of 5.5 MMCF per day. The well was completed and perforated from 14,782 to 15,260 feet with production tested at a rate of 2,000 MCF per day. Production has continued to fall and the Simpson completion is considered uneconomical. Completion attempts will be made in the Devonian or in the Atoka.

         The Ligon State 22 #3 was drilled as a development well to the Ligon State #1 and completed from 5823 to 5838 feet and began producing 20 to 30 BOPD in March 2002. Revenues associated with this well are nominal and not recognized in the financial statements. The well is awaiting a production enhancement technique to improve the production rate.

         The Ligon State 22 #5 was spud on October 17, 2001, and drilled to 6800 feet. The well was completed at 5000 feet and began producing 15 - 30 BOPD in March, 2002. Revenues associated with this well are nominal and not recognize in the financial statements.

         In the area of the Waha/Lockridge 3-D Seismic Area we have approached Oxy Permian (successor of Altura) and Exxon (successor to Mobil) for rights to drill on specific leases ("farmouts") in the Lockridge and West Waha fields. Oxy Permian and Exxon are evaluating the technical data that affect the farmout request and should make a decision by August 2002. When and if the farmouts are granted, we plan to start drilling two deep gas infield prospects.

         On August 3, 2000, we entered into an exploration agreement with Blue Star Oil & Gas, Inc. of Dallas, Texas to explore for oil and gas in the Permian Basin of West Texas. We utilized 3-D seismic data to develop prospects in Winkler County, Texas. The initial test well in the South Wink Prospect, the Morton Halley 23/24 No. 1, commenced on October 26, 2000. The well reached a depth of 17,620 feet. Production testing of the Ellenburger and Devonian were unsuccessful. A plan is being developed to cut a hole in the casing above the Devonian and drill a horizontal well in the top of the formation. An alternate plan is to recomplete in the Cisco formation at 11,200 feet. We hold a 9.375% working interest over the South Wink Prospect area.

         An offset well, Morton 23 #3, was drilled to a depth of 15,500 feet to evaluate the Devonian and Montoya formations. These zones were not productive. The well has been completed in the Cisco limestone at 11,200 feet, but is not producing in commercial quantities. The Morton 11-1 and 11-2 were drilled to a depth of 11,300 feet and completed in Cisco Reef formation. Production from both wells was deemed uneconomical.

         We are planning additional drilling in 2002 to further evaluate the South Wink Prospect.

         On September 14, 2000, we entered into an exploration agreement with BJ Resources of Athens, Texas to explore for oil and gas in Henderson, Smith and Van Zandt Counties, Texas (East Texas Project). The agreement provides us with access to over 800 square miles of 3-D seismic data and farmouts of 200,000 acres of land covered by the 3-D seismic data. Twenty prospects have been identified that will test the Cotton Valley, Travis Peak, James Lime, Paluxy and Woodbine formations. The first two wells drilled under the agreement, the Rosenberg #1 and Neely #1, were dry holes. We hold a 12.5% working interest right in each prospect.

         On February 7, 2001, we entered into an exploration agreement with SKH Management, L.P. of Houston, Texas to explore for oil and gas in Jefferson County, Texas. Under the agreement, we will test four gas prospects in the Hackberry Trend. We began drilling the Carr Prospect, Jefferson County No. 1 well, on April 12, 2001 and drilled to 8600 feet. The Hackberry sands were tested and deemed non-commercial and the well has been abandoned as of December, 2001.

         On March 1, 2001, the Company entered into an exploration agreement with Austral Oil & Exploration, Inc. to drill the Shuteston Prospect consisting of 320 acres of oil and gas leases in St. Landry Parish, Louisiana. The initial well, the Nunez #1, began drilling in June 2001 and was drilled to a depth of 10,750 feet. The well was successfully completed in the 4th Nodosaria sand and began producing at rates of 800 thousand cubic feet of gas and 40 barrels of oil per day on April 5, 2002. Proved net reserves of 11 MBO and 226 MMCF of gas have been attributed to the well. The Company has a 10% working interest in the project.

         On April 18, 2001, we entered into an exploration agreement with SKH Management, L.P, to drill the North Hell Hole Bayou Prospect in Vermilion Parish, Louisiana. The initial test well commenced in May 2001 and was drilled to a depth of 19,085 feet. The well was mechanically unable to reach contract depth and a replacement 20,500 foot well commenced drilling on June 16, 2002. The Marg. A zone at 17,230 - 54 feet and the "O" sand from 16,530 - 16,760 feet were logged as productive and proved net reserves of 13953 MMCF of gas and 418 MBO have been attributed to two offset well locations. A replacement 20,800 foot well to test the Discorbis B sand commended drilling on June 16, 2002. We hold a 8.1% working interest in the North Hell Hole Bayou Prospect.

         On November 27, 2001, the Company announced that is had entered into an agreement with Oscar S. Wyatt, Jr., founder and former chairman of Coastal Oil Corporation, to explore for natural gas in the Texas Gulf Coast. The Company has a 6.25% working interest convertible into a 13.35% working interest after payout. The Hackberry project, located in Jefferson County, Texas, is the first program to be drilled and operated by Touchstone Resources.

         The target is the geo-pressured lower Hackberry sandstone, at depths ranging from 8,000 to 11,000 feet. This proven exploration play has seen over 50 commercially successful wells drilled in the last five years. The first well, the Melton #1, was drilled to a depth of 10,300 feet and was completed and tested in the Frio sands at a depth of 8500 feet. A pipeline is planned for construction in July 2002 to put the well on production. Proved net reserves of 40 MMCF of gas has been attributed to the well. The Hooks #1 well was drilled to a depth of 11,400 feet and completed in the Hackberry sands. Initial production began on April 1, 2002 at rates of 500 thousand cubic feet of gas and 200 barrels of oil per day. Proved net reserves of 3 MBO and 4 MMCF of gas has been attributed to the well.

         Risk Factors

         An investment in our common stock is speculative and involves a high degree of risk. In addition to the other information contained in this registration statement, you should carefully consider the following risk factors before making an investment decision.

We have had operating losses and limited revenues to date, are experiencing negative cash flow and do not expect to be profitable in the foreseeable future.

         We have been operating at a loss each year since our inception, and we expect to continue to incur substantial losses for at least the foreseeable future. Net loss applicable to common stockholders for the years ended September 30, 1999, 2000 and 2001 were approximately $180,080, $2,111,241 and $3,552,123 respectively. For the six months ended March 31, 2002 we had a net loss applicable to common stockholders of $3,736,361 and as of March 31, 2002 an accumulated deficit of approximately $9,579,805. We also had limited revenues to date. Revenues for the year ended September 30, 1999, 2000 and 2001 and six months ended March 31, 2002 were $0, $31,908, $123,411 and $0, respectively. Further, we may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in connection with our oil exploration activities. As a result, we expect to continue to experience negative cash flow for at least the foreseeable future and cannot predict when, or even if, we might become profitable.

If we are unable to produce oil and/or gas from our properties our operations will be severely affected.

         Our business of exploring for and producing oil and gas involves a substantial risk of investment loss which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Drilling oil and gas wells involves the risk that the wells may be unproductive or that, although productive, the wells do not produce oil and/or gas in economic quantities. Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well. Adverse weather conditions can also hinder drilling operations. A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances. As with any petroleum property, there can be no assurance that oil and gas will be produced from the properties in which we have interests.

Many factors affect our ability to produce oil and gas from our properties.

         The marketability of oil and gas which may be acquired or discovered, will be affected by numerous factors beyond our control. These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted, but the combination of these factors may result in our not receiving an adequate return on invested capital. There is no assurance that additional crude oil or natural gas in commercial quantities will be discovered through our endeavors.

If we are unable to adequately fund our development and exploration projects our business and operations will be adversely affected.

         As of March 31, 2002, we had a working capital deficiency of $4,538,628 and have development and exploration plans for the remainder of 2002 calendar year totaling approximately $4,000,000.

         We have primarily relied on the sale of our equity capital and convertible notes to fund the acquisition, exploration and development of our petroleum properties. We can provide no assurance that additional funding will be available to us for exploration and development of our projects or to fulfill our obligations under any agreements. There can be no assurance that we will be able to generate sufficient operating cash flow or obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to generate such additional operating cash flow or obtain such additional financing could result in delay or indefinite postponement of further exploration end development of our projects with the possible loss of such properties.

Oil and gas exploration poses many potential hazards to workers and property. If we are unable to maintain or fail to obtain adequate insurance we may incur substantial liabilities from the result of personal injury and/or damage to property.

         The Company maintains various types of insurance including insurance as operator for wells that it operates. For wells that it does not operate, the Company pays its prorata share along with other interest holders for insurance selected by the operator of each well. While the Company believes that it maintains normal and sufficient levels of insurance, we may suffer losses from uninsurable hazards or from hazards which we have chosen not to insure against because of high premium costs or other reasons. We are engaged and participate in the drilling of both exploratory and development wells. Exploratory wells have much greater dry hole risk than do wells which are drilled offsetting established production. We may become subject to liability for pollution, fire, explosion, blow-outs, cratering and oil spills against which we may elect not to insure. Such events could result in substantial damage to oil and gas wells, producing facilities and other property and personal injury. As an operator we have acquired and maintain insurance coverage which increases our cost of doing business. However, any significant claims that exceed our insurance limits, or are not covered by our insurance policies and are required to be paid by us could severely affect our financial position and our ability to continue to operate.

We depend on the judgment of oil and gas lease brokers and the operators of wells to ensure that there are no deficiencies in the title to the leased property. Serious title deficiencies can render a lease worthless which could have a material adverse affect on our business and operations.

         It is our practice in acquiring oil and gas leases of undivided interests in oil and gas leases not to undergo the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease. Rather, we will rely upon the judgment of oil and gas lease brokers or landsmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific mineral interest. This practice is widely followed in the oil and gas industry. Prior to the drilling of an oil and gas well, however, it is the normal practice in the oil and gas industry for the person or company acting as the operator of the well to obtain a preliminary title review of the spacing unit within which the proposed oil and gas well is to be drilled to ensure there are no obvious deficiencies in title to the well, however, neither we nor the person or company acting as operator of the well will obtain counsel to examine title to such spacing unit until the well is about to be drilled. It frequently happens, as a result of such examinations, that certain curative work must be done to correct deficiencies in the marketability of the title, and such curative work entails expense. The work might include obtaining affidavits of heirship or causing an estate to be administered. It does happen, from time to time, that the examination made by the title lawyers reveals that the oil and gas lease or leases are worthless, having been purchased in error from a person who is not the owner of the mineral interest desired. In such instances, the amount paid for such oil and gas lease or leases is generally lost.

We are subject to strict environmental regulations. Our failure to comply with such regulations could result in significant fines and/or penalties which would adversely affect our operations.

         Our operations are subject to a variety of federal, state, local and international laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Significant fines and penalties may be imposed for the failure to comply with environmental laws and regulations. Some environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances such as oil and gas related products.

         Some environmental protection laws and regulations may expose us to liability arising out of the conduct of operations or conditions caused by others, or for acts which were in compliance with all applicable laws at the time the acts were performed. Changes in the environmental laws and regulations, or claims for damages to persons, property, natural resources or the environment, could result in substantial costs and liabilities to us. Therefore, there can be no assurance that we will not incur significant environmental compliance costs in the future.

We are subject to various levels of governmental regulations. Our failure to comply with such regulations could result in significant fines and/or penalties which would adversely affect our operations.

         Oil and gas exploration, development and production are subject to various types of regulation by local, state and federal agencies. Legislation affecting the oil and gas industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases our cost of doing business and, consequently, affects its profitability.

Market fluctuations in the prices of oil and gas could have adverse affects on our profitability.

         In recent decades, there have been periods of both worldwide overproduction and underproduction of hydrocarbons and periods of both increased and relaxed energy conservation efforts. Such conditions have resulted in periods of excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis. These periods have been followed by periods of short supply of, and increased demand for, crude oil and, to a lesser extent, natural gas. The excess or short supply of gas and crude oil has placed pressures on prices and has resulted in dramatic price fluctuations even during relatively short periods of seasonal market demand. The price of natural gas has exhibited market demand fluctuations; however, because most of the natural gas consumed within the United States is produced within the United States, the price of natural gas has recently exhibited more dramatic price fluctuations due to extreme weather conditions than crude oil prices have experienced under conditions of high import levels.

If we are not able to retain the services of our key personnel we may not be able to accomplish our business objective.

         The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our management. The loss of services of any of our management could cause us to lose the ability to effectively acquire and manage attractive properties. We have not obtained key man insurance for any of our management.

The oil and gas exploration industry is extremely competitive.

         The oil and gas industry is intensely competitive and the Company competes with other companies which have longer operating histories and greater financial resources. Many of such companies not only explore for and produce crude oil and natural gas but also carry on refining operations and market petroleum and other products on a worldwide basis. There is also competition between the oil and gas industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers. Such competition could cause us to be unable to secure positions in attractive properties.

If we cannot fulfill our personnel requirements we may not be able to secure and manage desired properties.

         The services of our senior management are provided pursuant to management contracts. In the event we need to employ additional personnel we will need to recruit qualified personnel to staff our operations. We believe that such personnel currently are available at competitive salaries and wages in the geographic areas in which we operate. There can be no assurance, however, that such personnel will always be available in the future. In addition, we cannot predict whether the labor staffing at any of our projects will be unionized, which may result in potentially higher operating costs.

We have grown our business through acquisitions. In the event we are unable to identify other acquisition targets we may not be able to sustain our current growth rate.

         One element of our strategy is to continue to grow through selected acquisitions that further consolidate the markets in which we operate and through expansion of our operations at existing or new locations. There can be no assurance that any currently planned acquisitions of expansions will be completed; or that any completed, currently planned, or future acquisitions or expansions will be successful in enhancing the operations or profitability of our business; that we will be able to identify suitable additional acquisition candidates or areas for expansion; that we will have the financial ability to consummate additional acquisitions or expansions; or that we will be able to consummate such additional acquisitions or expansions on terms favorable to us.

Our outstanding securities are subject to the market overhang created by a large number of outstanding exercisable options, warrants and convertible debt.

         As of March 31, 2002, after adjustment for the 2 for 1 reverse split that took place on April 4, 2002, we had outstanding 6,238,606 options and warrants and 2,357,382 shares of common stock attributable to convertible debt compared to 12,845,398 shares of common stock issued and outstanding. If any or all of the outstanding options and/or warrants are exercised or convertible debt converted to common shares, the sale of the underlying shares of our common stock could severely depress the price of our common stock.

Our oil and gas properties that are classified on our balance sheet as unproved and will not represent significant value until drilling success occurs.

         As of March 31, 2002, unproved oil and gas properties were listed on our balance sheet at $2,626,082. Since all of these unproved properties may never become producing, the value of such properties may be significantly less than the amount listed on pour balance sheet and could severely impact our financial condition. Unproved oil and gas properties are not subject to development and production. No cash flow will be generated by these properties unless and until drilling success allows some or all of our properties to be developed or produced.

The market for our securities has experienced serious volatility. We may continue to experience such volatility in the future.

         In recent years, the securities markets have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like us, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that these price fluctuations will not continue to occur.

Business Summary and Description of Operations

         We are an independent natural gas and oil company engaged in the exploration, development and acquisition of domestic natural gas and oil properties. Before our October 1, 1999 acquisition of Fortis Energy, LLC, our business and operations were inactive. Our oil and gas exploration, development and production are subject to various types of regulation by local, state and federal agencies. Legislation affecting the oil and gas industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases our cost of doing business and, consequently, affects our profitability. However, since these regulations generally apply to all oil and gas producers, we believe that these regulations should not put us at a material disadvantage to other oil and gas producers. All of our properties are located in Texas and Louisiana. We are seeking to develop reserves and production through exploratory drilling and subsequent development of prospects originally generated utilizing geological, geophysical, and engineering expertise. We have recently increased our portfolio of prospects through property acquisitions and are currently working to exploit and develop our property holdings through drilling efforts. We believe that such projects complement our high potential exploratory prospects in Texas and Louisiana by balancing risk and reducing volatility.

         We believe that our primary strengths are our inventory of exploration and development opportunities and our expertise in generating new prospects in geographic regions that have high potential and medium risk.

         The geographic focus of our operations in Texas and Louisiana enable us to manage a large asset base with a relatively small number of employees. This will enable us to add production at a relatively low incremental cost as opposed to hiring a greater number of employees who have expertise in other areas and the additional cost of covering other geographic areas.

         We are subject to a variety of state, federal, local and international environmental laws. Our failure to comply with such laws could result in significant financial penalties.


         Business Strategy

         Our strategy is to develop reserves and increase our cash flow through the exploration of our Texas and Louisiana prospects and through the selective acquisition of additional producing properties. We implement our strategy by concentrating on the following key areas of our plan:

         -  High potential exploratory drilling;

         - Medium risk exploitation and development drilling in core areas of operation;

         -  Use of advanced technology for prospect generation;

         - Opportunistic property acquisitions with additional exploratory and/or, development potential; and

         -  Geographically focused operations.

         HIGH POTENTIAL EXPLORATORY DRILLING IN TEXAS AND LOUISIANA. An exploratory, or wildcat well has less than a 50% probability of success. All current prospects at Wink, the deep objectives at Waha/Lockridge, east Texas and Hell Hole Bayou are of this category. We are currently drilling one (1) exploratory well in Louisiana and we plan to drill one (1) additional exploratory well in 2002. We believe we have assembled a five year inventory of exploration and development drilling opportunities in Texas and Louisiana. We hold interests in twelve lease blocks, representing approximately 24,400 net acres in Texas and Louisiana. Six lease blocks have current operations. We have a 9% or greater working interest in all seventeen of our lease blocks. Since the beginning of 2000, we have drilled and completed four exploratory wells. We anticipate that approximately $3.8 million of our $6.8 million amended 2002 capital expenditure budget (excluding acquisitions) has been or will be spent on drilling exploratory wells.

         MEDIUM RISK EXPLORATION AND DEVELOPMENT DRILLING. The low risk development wells at Brookshire have been sold. The medium risk Hackberry prospects have less than 50% probability of success. A development well generally has greater than 80% probability of success. We own onshore natural gas and oil properties in Texas and Louisiana. We participated in the drilling and completion of eleven development wells at Brookshire, which have been sold, and five successful exploration wells. The Shuteson, Louisiana well, the Ligon State #3 and #5 wells have been completed. The Jefferson Land Co. #1 is temporary abandoned and awaiting completion in a shallow zone. The Melton #1 well has been completed and will be put on production in July 2002. The Hooks #1 well has been completed and is producing. At such time as these wells produce in commercial quantities, reserves will be booked. We plan to drill two additional Hackberry wells during the 2002. We believe that our medium risk projects complement our high potential properties. In addition, we anticipate that we will continue to acquire properties with exploration and development potential in our core areas of operation as opportunities arise.

         USE OF ADVANCED TECHNOLOGY FOR IN-HOUSE PROSPECT GENERATION. We generate or evaluate virtually all our Texas and Louisiana exploration prospects utilizing advanced technology, including 3-D seismic and in-house computer-aided exploration technology, to reduce risks, lower costs and prioritize drilling prospects. We have acquired approximately 526 square miles of 3-D seismic data, including 3-D seismic surveys on 12 of our lease blocks. We have two geologists/geophysicists with industry experience of approximately thirty years each and two geophysical workstations for use in interpreting 3-D seismic data. The availability of 3-D seismic data for our Texas and Louisiana properties at reasonable costs has enabled us to identify multiple exploration and development prospects in our existing inventory of properties and to define possible lease and acquisition prospects.

         OPPORTUNISTIC ACQUISITIONS. Although our primary strategy is to grow our reserves through the drillbit, we anticipate making opportunistic acquisitions of producing properties in Texas and Louisiana in core areas of operation with upside development, exploitation and exploratory potential. We are currently attempting to acquire producing properties at Hackberry Dome, Cameron Parish, Louisiana and deep gas producing properties in Pecos, Reeves and Ward Counties, Texas. Any new acquisitions will require private placement financing.

         GEOGRAPHICALLY FOCUSED OPERATIONS. Focusing drilling activities on properties in a relatively concentrated area in Texas and Louisiana allows us to utilize our base of geological, engineering, exploration and production experience in the region. The geographic focus of our operations allows us to manage our asset base with a relatively small number of employees and enables us to add production at relatively low incremental costs. We believe that Texas and Louisiana remain attractive for future exploration and development activities due to the availability of geologic data, remaining reserve potential and the infrastructure of gathering systems, pipelines and providers of drilling services and equipment.

         Competition

         The oil and gas industry is intensely competitive and we compete with other companies which have longer operating histories and greater financial and personnel resources. Many of such companies not only explore for and produce crude oil and natural gas but also carry on refining operations and market petroleum and other products on a regional or worldwide basis. There is also competition between the oil and gas industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers.

         Environmental

         Our operations are subject to a variety of federal, state, local and international laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Significant fines and penalties may be imposed for the failure to comply with environmental laws and regulations. Some environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition, we may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances such as oil and gas related products.

         Some environmental protection laws and regulations may expose us to liability arising out of the conduct of operations or conditions caused by others, or for acts which were in compliance with all applicable laws at the time the acts were performed. Changes in the environmental laws and regulations, or claims for damages to persons, property, natural resources or the environment, could result in substantial costs and liabilities to us.

         Regulatory Matters

         Oil and gas exploration, development and production are subject to various types of regulation by local, state and federal agencies. Legislation affecting the oil and gas industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and gas industry and its individual members, some of which may carry substantial penalties for failure to comply.

         Most states in which we own and operate properties have statutes, rules and regulations governing conservation matters including the unitization or pooling of oil and gas properties, establishment of maximum rates of production from oil and gas wells and the spacing of such wells.

         Oil and gas mineral rights may be held by individuals or corporations and, in certain circumstances, by governments having jurisdiction over the area in which such mineral rights are located. As a general rule, parties holding such mineral rights grant licenses or leases to third parties to facilitate the exploration and development of these mineral rights. The terms of the leases and licenses are generally established to require timely development. Notwithstanding the ownership of mineral rights, the government of the jurisdiction in which mineral rights are located generally retains authority over the manner of development of those rights.

         In addition to royalties paid to freehold owners, each state generally imposes a production or severance tax with respect to production and sale of crude oil, natural gas and natural gas liquids within their respective jurisdictions. For the most part, state production taxes are applied as a percentage of production or sales.

         Employees

         We have seven full-time and contract employees that provide us with management, financial, accounting and administrative services. We believe that we maintain a good relationship with our employees.

         Significant Subsidiaries

         We have three wholly owned subsidiaries, Fortis Energy LLC, Touchstone Resources USA, Inc., and Touchstone Ventures, Ltd., all located at our operational headquarters in Houston, Texas. Fortis Energy LLC is a limited liability company formed under the laws of the State of Texas. We own 100% of the membership interests of Fortis Energy LLC. Touchstone Resources USA, Inc. is a corporation incorporated under the laws of the State of Texas. We own 100% of the shares of Touchstone Resources USA, Inc. Fortis Energy, LLC and Touchstone Resources USA, Inc. are involved in exploration and production activities in West Texas, Southeast Texas, East Texas and South Louisiana. Touchstone Ventures, Ltd. is the general manager for a drilling fund that drills Hackberry sand wells in Southeast Texas. Touchstone Ventures, Ltd. is a limited liability corporation incorporated under the laws of State of Texas to serve as the general partner in the Hackberry Drilling Fund. We own 100% of the membership interest of Touchstone Ventures, Ltd.


Item 2.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Substantially all of our oil and gas exploration activities are conducted jointly with others and the consolidated financial information reflects our proportionate interest in such activities. All of Touchstone Resources, Ltd. activities are conducted through its Texas corporation, Touchstone Resources USA, Inc..

         The Company utilizes the full cost method to account for its investment in oil and gas properties. Under this method, all costs of acquisition, exploration and development of oil and gas reserves (including such costs as leasehold acquisition costs, geological expenditures, dry hole costs and tangible and intangible development costs and direct internal costs) are capitalized as incurred. The cost of oil and gas properties, the estimated future expenditures to develop proved reserves, and estimate future abandonment, site remediation and dismantlement costs are depleted and charged to operations using the unit-of-production method based on the ratio of current production to proved oil and gas reserves as estimated by independent engineering consultants. Costs directly associated with the acquisition and evaluation of unproved properties are capitalized but excluded from the amortization computation until it is determined whether or not proved reserves can be assigned to the properties or whether impairment has occurred. Assets are evaluated periodically during the year and at the fiscal year end for impairment.

         The Company established proved reserves in March 2002, although production did not begin until April 2002. Accordingly, future dry hole costs and sales and abandonments shall be accounted for as adjustments of capitalized costs as required by Rule 4-10 of Regulation S-X.

         Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven petroleum and natural gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil. As of March 31, 2002 there has not been production revenue recognized and therefore no depletion recorded.

         In applying the full cost method, we perform a ceiling test whereby the carrying value of petroleum and natural gas properties and production equipment, net of recorded deferred income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Net cash flow is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged to earnings. As of March 31, 2002, future net cash flow from proven reserves is greater than the carrying value of petroleum and natural gas properties and no charge to earnings is necessary.

         Three Months Ended March 31, 2002 Compared with the Three Months Ended March 31, 2001

         Our loss for the three months ended March 31, 2002 was $2,003,117 or $.16 per share. This compares to a loss of $904,879 or $.09 per share for the quarter ended March 31, 2001, an increase of $1,098,238 or 121%. The increase in the loss is primarily due to increased interest expense of $1,081,416.

         Net revenues for the three months ended March 31, 2002 were $0 from oil and gas sales. This compares to $27,775 in revenues for the three months ended March 31, 2001.

         Total operating expenses for the quarter ended March 31, 2002 were $893,567 as compared to $820,262 for the quarter ended March 31, 2001. The total increase in operating expenses was $73,305 and the most significant difference when comparing the three months ended March 31, 2002 with the three months ended March 31, 2001 was due to an increase in operating expenses caused by increased expenditures on business development and financing, including finder's fees of $72,700.

         Six Months Ended March 31, 2002 Compared with the Six Months Ended March 31, 2001

         Our loss for the six months ended March 31, 2002 was $3,736,361 or $.31 per share. This compares to a loss of $1,528,116 or $.16 per share for the six months ended March 31, 2001, an increase of $2,208,245 or 145%. The increase in the loss is due to increased business development, financing and exploration activities and related expenses from these activities, including increased interest expense of $1,294,611, dry hole costs of $173,057, increased consulting and finder's fees totaling $271,952 and advances written-off of $361,649.

         Net revenues for the six months ended March 31, 2002 were $0 from oil and gas sales. This compares to $61,465 in revenues for the six months ended March 31, 2001.

         Total operating expenses for the six months ended March 31, 2002 were $1,573,498 as compared to $1,184,089 for the six months ended March 31, 2001. The total increase in operating expenses was $389,409 and the most significant differences when comparing the six months ended March 31, 2002 with the six months ended March 31, 2001 were due to an increase in operating expenses caused by increased expenditures on business development and financing with increases in consulting and finder's fees totaling $271,952 and exploration activities, including dry hole costs of $173,057.

         Year Ended September 30, 2001 Compared with the Year Ended September 30, 2000

         Our loss for the year ended September 30, 2001 was $3,552,123 or $0.17 per share. This compares to a loss of $2,111,241 or $0.18 per share for the year ended September 30, 2000, an increase of $1,440,882 or 68%. The increase in the loss is primarily due to increased business development, financing and exploration activities and related expenses from those activities, including an increase in interest expense of $767,436, increase in depletion expense of $172,207, and an increase in finder's fees, investor relation, travel and entertainment, and professional fees totaling $522.525.

         Net revenues for the year ended September 30, 2001 were $123,411 from oil and gas sales. This compares to $31,908 in revenues for the year ended September 30, 2000.

         Total operating expenses for the year ended September 30, 2001 were $2,787,149 as compared to $1,694,058 for the year ended September 30, 2000. The total increase in operating expenses was $1,093,091 and the most significant differences when comparing the year ended September 30, 2001 with the year ended September 2000 were due to an increase in operating expenses caused by increased expenditures on business development and exploration efforts and related expenses from those activities as described above.

         The noon rate of exchange on March 31, 2002, reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollar was CAD$1.5942 (US$.6273 = CAD$1.00). The effects of inflation and price changes have not had a material impact on the Company's income of net sales revenues during the past three years.

         Going Concern

         Our consolidated financial statements were prepared on a going concern basis which assumes that we will be able to realize assets and discharge liabilities in the normal course of business. As of March 31, 2002, we had an accumulated deficit of $9,579,805. Our ability to continue as a going concern is dependent upon our raising sufficient funds by way of equity through the sale of our equity and debt securities.

         Liquidity and Capital Resources

         Since our inception, our capital resources have been limited. We have had to rely upon the sale of our equity and debt securities for cash required for exploration and development purposes, for acquisitions and to fund our day-to-day administration needs. Since we may not generate substantial revenues in the near future we will have to continue to rely upon sales of our equity and debt securities to raise capital. It follows that there can be no assurance that financing, whether debt or equity, will always be available to us in an amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to us.

         On April 4, 2002, the Company effected a two for one reverse common stock split, reducing the number of shares of common stock outstanding to $12,845,398.

         As of March 31, 2002 we had cash of $174,463 as compared to $737,051 as of September 30, 2001. Working capital deficiency at March 31, 2002 was $4,538,627 as compared to a working capital deficiency of $3,029,533 at September 30, 2001. In the six months ended March 31, 2002, we received $3,232,558 from the issuance of convertible loans, $400,000 from a loan payable and advances from related parties of $276,781 for a total of $3,909,339. We primarily used the funds as follows: $2,544,648 for the acquisition and exploration of oil and gas properties, $580,936 invested in and advanced to affiliate, and $1,573,498 in operating expenses during the six months ended March 31, 2002. Accounts payable and accrued liabilities increased $1,126,220. Cash outflows exceeded cash inflows during the period and decreased cash on hand by $562,588 during the six months ended March 31, 2002, leaving a cash balance at March 31, 2002 of $174,463.

         As of March 31, 2001 we had cash of $906,287 as compared to $450,080 as of September 30, 2000. In the six months ended March 31, 2001, we received $3,321,912 from the sale of our common stock, $49,998 from a loan payable, and $260,000 from the issuance of convertible loans for a total of $3,631,910 funds received. We primarily used these funds as follows: $1,802,190 for the acquisition and exploration of oil and gas properties and $1,184,089 in operating expenses during the quarter. Cash inflows exceeded cash outflows during the period and increased cash on hand by $456,207 leaving a cash balance at March 31, 2001 of $906,287.

         As of September 30, 2001 we had cash of $737,051 as compared to $450,080 as of September 30, 2000. Working capital deficiency at September 30, 2001 was $3,029,533 as compared to working capital of $108,552 at September 30, 2000. In the year ended September 30, 2001, we received $4,269,027 from the sale of our common stock, $1,480,576 from the issuance of convertible loans, $984,956 from an in-progress private placement, and $1,834,519 from the sale of an oil and gas interest, for a total of $8,569,078 funds received. We primarily used the funds as follows: $6,762,289 for the acquisition and exploration of oil and gas properties and $2,787,149 in operating expenses during the year. Due to an increase in accounts payable and accrued liabilities of $1,453,522, the cash inflows exceeded cash outflows during the period and increased cash on hand by $286,971 during the year ended September 30, 2001, leaving a cash balance at September 30, 2001 of $737,051.

         As of September 30, 2000, we had cash of $450,080 as compared to $3,960 in 1999. Working capital at September 30, 2000 was $108,552 as compared to a deficiency of $207,691 in 1999. In fiscal 2000, we received $2,126,971 from the sale of our common stock and special warrants and $1,240,000 from the issuance of convertible loans, for a total of $3,366,971 of funds received. We primarily used these funds as follows: $2,401,411 for the acquisition and exploration of oil and gas properties and $1,694,058 operating expenses during the year.

         We have amended our 2002 Capital Budget of $7,613,500 to $6,800,000. The Amended 2002 Capital Budgets consists of $4,500,000 for drilling and exploration, $800,000 for land lease and seismic data and $1,500,000 for acquisitions. As of March 31, 2002, we had leasing and exploration commitments for the remainder of the 2002 year totaling approximately $2,915,000 for the following projects:

Texas Basin                                          Commitment
-----------                                          ----------

Waha/Lockridge Project                               $  300,000
Hackberry Project                                       600,000
East Texas Basin Project                                215,000

Louisiana Region
----------------

Hell Hole Project                                     1,800,000

         The criteria for the above budgetary allocations is based upon achieving positive cash flow and increasing reserves most efficiently. Until positive cash flow is achieved, funds will continue to be derived by private placement financing.

         Other than as described above, we do not have any commitments for material expenditures over either the near or long term and none are presently contemplated.

         We use the sales method of accounting for revenue. Under this method oil and gas reserves are recorded when oil and gas production is sold to purchasers. Gas imbalances are created, but not recorded when the sales amount is not equal to our entitled share of production. Gas imbalances for the year ended September 30, 2001 and September 30, 2000 and three and six months ended March 31, 2002 had no material effect on our results from operations, liquidity or capital resources.

         As of March 31, 2002, we had outstanding 6,238,606 options and warrants. The exercise price of the exercisable warrants range from USD $1.50 to Cdn $6.40, and on March 31, 2002, the closing price of our Common Shares on the CDNX was Cdn $1.55. If all of the options and warrants are exercised prior to their expiration we will receive aggregate proceeds of Cdn $4,771,603 and US$5,237,289.

         Dividends

         We have not paid any dividends on our common shares and do not intend to pay dividends on our common shares in the immediate future. Any decision to pay dividends on our common shares in the future will be made by our board of directors on the basis of earnings, financial requirements and other such conditions that may exist at that time.

Item 3.

                                   PROPERTIES

         Description of Property

         Pursuant to an agreement dated November 19, 1999 with Pan American Energy, LLC of Houston, Texas, Fortis Energy, LLC acquired 50% of Pan American's net interest in certain oil and gas properties in the Brookshire Field in Waller County, Texas. We sold this interest on September 20, 2001 for $1,250,000.

Waha/Lockridge Area of Mutual Interest in Pecos, Word and Reeves Counties, Texas

         Acquisition and Location

         Fortis Energy, LLC originally held a joint venture acreage position with Mobil and Altura that encompassed an area defined within the boundaries of a 176 square mile 3-D seismic survey. On January 29, 1999, Fortis Energy, LLC entered into a Joint Venture with Mobil/Altura and purchased a 3-D seismic data set. Mobil/Altura had previously identified sixteen 3-D confirmed prospects from the data set to test the Devonian and Ellenburger formations from 13,000 to 20,000 feet. The parties agreed to an Area of Mutual Interest ("AMI") covering parts of Ward, Reeves and Pecos Counties, Texas. That AMI expired on May 15, 2000.

         On April 9, 1999, Fortis Energy, LLC entered into an exploration agreement with Charger Petroleum Inc. of Calgary, Canada comprising the Mobil/Altura data set. Under the terms of the Fortis/Charger exploration agreement, Charger was obligated to fund 100% of the initial test well, the Ligon State 22 #1 (Bach Prospect) and install production facilities at no cost to us.

         In November 1999, Exxon acquired Mobil and wanted to drill Montoya horizontal wells. They requested that the AMI and joint venture be dissolved and the joint venture was not extended and expired on May 15, 2000.

         Leasing

         The land position assembled by Fortis, then by us as its successor, comprises 3037 acres (2000 net mineral acres) in the Waha/Lockridge 3-D Seismic Area surrounding the Ligon State 22 #1 well.

         Geology

         Waha, West Waha, Lockridge, Worsham- Bayer, and Coyanosa fields produce oil and natural gas from Paleozoic aged carbonates, cherts and sandstones. The Lower Ordovician Ellenburger formation is the most productive unit in this area and produces at depths from 15,500 to 20,000 feet. Gas production from limestone and cherts of Silurian Fusselman/Montoya, the Devonian, the Mississippian Limestone, and the Wolfcamp sands.

         Utilizing the Waha/Lockridge Seismic Area 3-D seismic data, we have identified undrilled structural locations, undrained fault blocks and stratigraphic traps within existing limits of production. Originally, most deep wells were drilled on 640 acre spacing (the system devised by the Texas Railroad Commission). The 3-D seismic data more accurately depicts the true geologic structure; combined with mature production data and existing well control, a more accurate understanding of the reserve potential of the various reservoirs can be made.

         Exploration

         The Waha/Lockridge Project area is located in the Permian Basin. This prolific Basin is the 9th largest petroleum basin in world. The cumulative production for this basin is over 40 billion barrels of oil, 100 trillion standard cubic feet of natural gas and includes 5.5 billion barrels of natural gas liquids. The 176 square mile 3D seismic project area is located in the central Delaware sub-basin, where gas production exceeds 18 trillion standard cubic feet of natural gas. The AMI comprises Lockridge, Waha, and Waha West fields and parts of Worsham-Bayer and Coyanosa fields. These fields have produced 3.3 trillion standard cubic feet of natural gas since the initial discovery in the 1960's.

         The Bach prospect is located on the north end of Waha Field in the middle of the 176 square mile 3-D seismic survey. We leased 3037 acres in 2000. In January 2001, we farmed out our leases to Tom Brown, Inc. and TMBR Sharp Drilling Company for the drilling of an 18,500 foot Ellenburger wildcat and retained a 12.5% working interest. The TMBR Sharp "Ligon State 22 #2" spud in April, 2001 and reached a depth of 16,620 feet. The well crossed a thrust fault in the initial hole below 16,000 feet and was side-tracked, never reaching the Ellenburger objective. The well had good oil and gas indications recorded in the above mentioned Delaware sands and in the Simpson formation. The original hole was side-tracked and directionally drilled 1,200 feet to the north from 12,228 feet to 16,359 feet. The well was open hole tested from 14,750 - 15,000 feet at a rate of 5.5 MMCF per day. The well was completed and perforated from 14,782 to 15,260 feet with production tested at a rate of 2,000 MCF per day. Production has continued to fall and the Simpson completion is considered uneconomical. Completion attempts will be made in the Devonian or in the Atoka.

         The Ligon State 22 #3 was drilled as a development well to the Ligon 22 #1 and completed from 5823 to 5838 feet and began producing 20 to 30 BOPD in March 2002. Revenues associated with this well are nominal and not recognized in the financial statements. The well is awaiting a production enhancement technique to improve the production rate.

         The Ligon 22 #5 was spud on October 17, 2001, and drilled to 6800 feet. The well was completed at 5000 feet and began producing 15 to 30 BOPD in March 2002. Revenues associated with this well are nominal and not recognized in the financial statements.

Wink Prospect, Winkler County, Texas

         Acquisition and Location

         We took a 9.375% working interest in the Wink Prospect from Blue Star Operating Company in August, 2000. Blue Star Operating Company is the operator of this project. The project consists of 16,000 acres in southern Winkler County, Texas, near the southeast corner of New Mexico. We paid 12.5% of the costs of a 18,500 foot wildcat to earn 9.375% of the prospect area. The Blue Star Morton Halley 23/24 # 1 was the original test well and commenced in October, 2000. The well was drilled to a depth of 17,640 feet. The Ellenburger was production tested and abandoned. The Devonian was tested and abandoned. The well is currently being evaluated to consider the potential to sidetrack in the Devonian or complete into the shallow Cisco limestone at 11,200 feet. The approximate cost to us to conduct the continuous program at the Wink Prospect is $1,175,000.

         Leasing

         The original Wink prospect was 14,500 acres which has since been enlarged to 16,000 acres. Remaining term on the leases is for the most part 1- 2 years, although some leases expired in May, 2001. All leases have been renewed for a further 3 years. The partnership is continuing to obtain new farmouts and leases surrounding the 3- D identified drilling prospects. Recent horizontal drilling success in the Devonian and Montoya formations in Puckett, Gomez, Coyanosa Countries and Block 16 have heightened the industry's interest in the producing trends west of the Central Basin Platform and leasehold costs have increased.

         Geology

         The Lower Paleozoic geology of the Wink area is nearly identical to that discussed in the Waha Lockridge area above. Keystone, Kermit, Emporer, Halley, North Ward Estes, Monahans and Block 16 are giant gas and oil fields northeast and southeast of the Wink prospect. Apollo and South Wink are large fields to the west. The Ellenburger, Fusselman, Silurian and the Devonian formations are the largest producers. 3-D seismic data exists over the leased acreage. Additional reprocessing of the 3-D dataset to correct the near surface disturbances was completed in December 2001. Refined seismic data will improve resolution of the shallow Permian carbonates from 2700 to 6500 feet and the Pennsylvanian reefs down to a depth of 11,000 feet.

         The Wink prospect originally developed as a down-faulted structure from the Devonian down to the Ellenburger. The prospect is adjacent to the Emperor and Halley fields that produce from the complete Lower Paleozoic interval. The original prospect was bound on the east by two large intersecting reverse faults with over 3000 feet of displacement. Reefs in the Pennsylvanian Cisco, Canyon, Strawn and Atoka have also been affected by faulting. The pre-drill structural interpretation has been consistent with the actual drilling results.

         Exploration

         The initial test well in the South Wink Prospect, the Morton Halley 23/24 No. 1, commenced on October 26, 2000. The well reached a depth of 17,620 feet. Production testing in the Ellenburger and Devonian were unsuccessful. A plan is being developed to cut a hole in the casing above the Devonian and drill a horizontal well in the top of the formation. An alternate plan is to recomplete in the Cisco formation at 11,200 feet. We hold a 9.375% working interest over the South Wink Prospect area.

         An offset well, Morton 23 #3, was drilled to a depth of 15,500 feet to evaluate the Devonian and Montoya formations. These zones were not productive. The well has been completed in the Cisco limestone at 11,200 feet, but is not producing in commercial quantities. The Morton 11-1 and 11-2 were drilled to a depth of 11,300 feet and completed in the Cisco formation. Production from both wells was deemed uneconomical.

         We are planning additional drilling in 2002 to further evaluate the South Wink Prospect.

East Texas Salt Dome Project, Anderson. Henderson and Van Zandt Counties, Texas

         Acquisition and Leasing

         BJ Resources, L.L.C. has generated a number of drilling prospects in the East Texas Basin utilizing proprietary 3-D seismic data obtained from several large independent oil companies. Farmout agreements cover approximately 200,000 acres. The 3-D seismic coverage is approximately 800 square miles in Anderson, Henderson, Smith and Van Zandt Counties of Texas. The 3-D data was acquired to explore deep Cotton Valley pinnacle reef potential. The current objective formations include the Pettit, James Lime, Rodessa, Paluxy, Woodbine and Cotton Valley. To date, 20 prospects have been defined. We have the right to participate, but no obligation, in eight prospects in accordance with the Farmout Agreements. We hold a 12.5% working interest in each prospect. Two dry holes have been drilled to date.

         Geology

         The East Texas Basin has yielded more than 5 billion barrels of oil. The largest fields in the defined 3 county area produce from the James lime at the Fairway Field which has produced 205 MMBO and 778 BCF, Cayuga Field, which has produced 65 MMBOE and the Tri-Cities Field, which has produced more than 50 MMBOE. The prospects are developed from integrating seismic attributes with subsurface control and are fault traps and stratigraphic pinchouts

         Exploration

         On September 14, 2000, we entered into an exploration agreement with BJ Resources of Athens, Texas to explore for oil and gas in Henderson, Smith and Van Zandt Counties, Texas (East Texas Project). The agreement provides us with access to over 800 square miles of 3-D seismic data and farmouts of 200,000 acres of land covered by the 3-D seismic data. Twenty prospects have been identified that will test the Cotton Valley, Travis Peak, James Lime, Paluxy and Woodbine formations. The first two wells drilled under the agreement, the Rosenberg #1 and Neely #1, were dry holes. We hold a 12.5% working interest right in each prospect.

Hackberry Sand Prospects, Jefferson County, Texas

         Acquisition and Leasing

         Touchstone has a working interest in 5 prospects encompassing 2,500 acres in Jefferson County, Texas near the Louisiana state line. Partners in the projects are SKH Management, LLP and Williams Resources. A four well drilling fund has been created with Oscar Wyatt, Jr., an individual investor. Touchstone, as operator, commenced drilling in late November 2001. We hold a 6.25% working interest before payout, which will become approximately 13.35% with the addition of a back-in working interest after payout. The approximate net cost to us to drill the four wells is $1,200,000.

         The Hackberry trend has historically been a high-risk exploration play in southwest Louisiana and southeast Texas due to the capricious nature of the sand reservoirs. The application of 3-D seismic to the play in the past 5 years in both Texas and Louisiana has raised the success rate from 30% to 70%. On 3-D seismic data, channel sands show up as very "bright" amplitude anomalies. These reservoirs produce at rates of 2 to 8 million cubic feet of gas per day and up to several hundred barrels of condensate per day. Twenty-five miles of 3-D seismic data cover the base blocks.

         Geology

         Oligocene Hackberry channel sands were deposited in submarine canyons, which cut into the shelf and slope of the ancestral Gulf of Mexico. These channel sands have limited spatial geometry. It was not uncommon in the past to drill a Hackberry discovery and have dry holes drilled in all directions around the producer. The sands are highly porous and permeable and are enveloped by high-pressured shale laterally, above and below. Thus the shales provide outstanding source rocks and seals. Seismically, the contrast in acoustic properties between the shale and the porous sands produces a strong seismic amplitude anomaly, or "bright spot". This characteristic allows the explorer to choose well sites more accurately. The 3-D seismic data is also an excellent tool to define deeper Eocene Vicksburg and shallower Frio and Miocene gas sands.

         Exploration

         The target is the geo-pressured lower Hackberry sandstone, at depths ranging from 8,000 to 11,000 feet. This proven exploration play has seen over 50 commercially successful wells drilled in the last five years. The first well, the Melton #1, was drilled to a depth of 10,300 feet and was completed and tested in the Frio sands at a depth of 8500 feet. A pipeline is planned for construction in July 2002 to put the well on production. Proved net reserves of 40 MMCF of gas has been attributed to the well. The Hooks #1 well was drilled to a depth of 11,400 feet and completed in the Hackberry sands. Initial production began on April 1, 2002 at rates of 500 thousand cubic feet of gas per day and 200 barrels of oil per day. Proved net reserves of 3 MBO and 4 MMCF of gas has been attributed to the well.

North Hell Hole Bayou, Vermilion Parish, Louisiana

         Acquisition and Leasing

         We have a 8.1% working interest in partnership with Seneca Resources Corporation (the operator), Williams Exploration, McAlester Fuel Company and SKH Management, LLP. The property is located in Vermilion Bay, Vermilion Parish, Louisiana at the edge of the Gulf of Mexico. Geologically, the prospect is positioned along a prominent north-south structural ridge, which underlies the Redfish Point Field to the north and Hell Hole Bayou Field to the south. The 20,500 foot prospect is defined by a 3-D survey acquired in 1994. Water depth at the drill site is 6 feet.

         The Redfish Point Field has produced 193 BCF and 11.7 MMBO from middle Miocene intervals. Three wells produced over 80 BCF and 564,000 BO from the lower Miocene Siph. davisi interval, which is a secondary target at the Hell Hole Bayou Prospect. The Hell Hole Bayou Field has produced 71 BCF and more than
3.7 MMBO from the same sands.

         The primary target at North Hell Hole Bayou is the Discorbis bolivarensis 30 (Disc-30) sand package, which produces in nearby fields and wells. This sand package is several hundred feet thick and has proven highly productive on another north-south ridge seven miles to the west, which underlies the North Freshwater Bayou and Freshwater Bayou Fields. The Disc-30 series sands have produced in excess of 380 BCF from 7 wells since April 1994 at the Freshwater Bayou Field. At North Freshwater Bayou Field, the same sands have produced over 147 BCF and 2.436 MMBO since 1987. A Sohio well drilled in 1986 was the "show" well on which development of the two fields was based. In the Sohio well, the Disc-30 sands are present. The well was located on the western flank of the Hell Hole Bayou structure. The uppermost sand had mud-log, sidewall, and electric-log shows. The Hell Hole Bayou Prospect has over 1000 acres of closure updip to the Sohio well and has a structural advantage of 430 feet.

         Geology

         Structurally, the prospect is a large 3-way up-thrown fault closure, sealed by a buried growth fault, which strikes east to west. The structure was formed before Middle Miocene and has 800 feet of counter-regional dip back to the north. Two additional fault closures are south of the drill site.

         Exploration

         On April 18, 2001, we entered into an exploration agreement with SKH Management, L.P., to drill the North Hell Hole Bayou Prospect in Vermilion Parish, Louisiana. The initial test well commenced in May 2001 and was drilled to a depth of 19,085 feet. The well was mechanically unable to reach contract depth and a replacement 20,500 foot well commenced drilling on June 16, 2002. The Marg A. zone at 17,230 - 54 feet and the "O" sand from 16,530 - 16,760 feet were logged as productive and proved net reserves of 13953 MMCF of gas and 418 MBO have been attributed to two offset well locations. A replacement 20,800 foot well to test the Discorbis B sand commenced drilling on June 16, 2002. We hold a 8.1% working interest in the North Hell Hole Bayou Prospect.

Shuteston Project, St. Landry Parish, Louisiana

         Acquisition, Leasing and Exploration

         We have a 10% working interest with Austral Oil & Exploration, Inc. in the Shuteston Project 20 miles north-northwest of Lafayette, Louisiana. The 320 acre oil and gas leasehold position is in the Shuteston field. The Nunez #1 was spud in June 2001 and drilled to a depth of 10,750 feet. The well was successfully completed in the 4th Nodasoria sand field pay and is producing at a rate of 800 thousand cubic feet of gas and 40 barrels of oil per day. Behind pipe pay was also recorded in and Lower Miocene sands at 9630 feet.

         Geology

         The objective sandstone reservoir is the 4th Nodosaria blanpedei sandstone, which produces to the north in Shuteston Field, and also to the east in the Sun #1 Burleigh well. The Burleigh well penetrated two 20 foot thick sandstones in the 4th Nodosaria, but only the upper lobe was productive. The Nunez #1 location is prospective for both lobes and possibly a third lobe that occurs in some wells in South Shuteston Field. Sandstone reservoirs below the 4th Nodasaria exists in South Shuteston and Shuteston Field. These reservoirs may be prospective in the prospect area.

Item 4.


                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

         The following table shows the amount of our Common Shares beneficially owned as of March 31, 2002, adjusted for the 2 for 1 reverse stock split which took place on April 4, 2002, by each person who beneficially owns more than five percent of our outstanding Common Shares, by each of our executive officers and directors and by all of our executive officers and directors as a group.

                                                      Number of Common Shares
Names and Address of Beneficial Owner(1)               Beneficially owned (2)        Percentage of Shares Outstanding
----------------------------------------               ----------------------        --------------------------------


Mark A. Bush(3)                                                   1,711,504                            13.3%

Brian C. Irwin, LLB(4)                                              121,300                             1.0
5818 Eagle Island
West Vancouver,
British Columbia V7W 1V5

John Allan McAskill(5)                                               65,000                               *
1011 Beach Avenue, Suite 2906
Vancouver, British Columbia V6E 1T8

Ronald Schmitz(6)                                                    56,500                               *
1420 West 11th Avenue, Suite 2906
Vancouver, British Columbia V6H 1L2

Wesley E. Franklin(7)                                               175,000                             1.4

D. Christopher Barden(8)                                            175,000                             1.4

John Paul DeJoria                                                 1,551,666                            12.1
9675 La Moncha
Las Vegas, NV 89149

Goodwin Finance Ltd.(9)                                           2,085,566                            16.2
Whitehill House
Newby Road Industrial Park
Newby Road, Hazel Grove
Stockport, Cheshire, England 5K7 5DA

Michael Marcus(10)                                                1,971,001                            15.3
1505 Rockcliff Road
Austin, TX 78746

All directors and executive officers
as a group (six persons)                                                                               17.9%

--------------------
* Less than one percent.

         (1) Except as set forth above, the address of each individual is Suite 708, 5858 Westheimer, Houston, Texas, 77057.

         (2) Based upon information furnished to us by either the directors and executive officers or obtained from our stock transfer books. We are informed that these persons hold the sole voting and dispositive power with respect to the Common Shares except as noted herein. For purposes of computing 'beneficial ownership' and the percentage of outstanding Common Shares held by each person or group of persons named above as of March 31, 2002, any security which such person or group of persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing beneficial ownership and the percentage ownership of such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. As of March 31, 2002, after adjustment for the 2 for 1 reverse stock split which took place on April 4, 2002, we had 12,845,398 Common Shares outstanding.

         (3) Includes 495,000 shares of common stock issuable upon the exercise of options.

         (4) Includes 119,000 shares of common stock issuable upon the exercise of options.

         (5) Includes 65,000 shares of common stock issuable upon the exercise of options.

         (6) Includes 55,000 shares of common stock issuable upon the exercise of options.

         (7) Includes 175,000 shares of common stock issuable upon the exercise of options.

         (8) Includes 175,000 shares of common stock issuable upon the exercise of options.

         (9) Includes 525,026 shares of common stock issuable upon the exercise of warrants and a note convertible into 250,000 shares until December 18, 2002. The principal of Goodwin Finance Ltd is Harold Chase.

         (10) Includes 503,926 shares of common stock issuable upon the exercise of warrants.

Item 5.

                        DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth the name, age and position of each of the members of our board of directors and our executive officers as of March 31, 2002:

         Name                           Age         Position
         ----                           ---         --------

         Mark A. Bush(1)                43          Director and President

         Brian C. Irwin, LLB(1)         61          Director and Secretary

         John Allan McAskill(1)         73          Director

         Ronald Schmitz                 36          Director

         Wesley E. Franklin             54          Executive Vice President

         D. Christopher Barden          50          Vice President of Operations

--------------------

         (1)      Member of the Audit Committee

         Mark A. Bush has served as a Director and our President since September 1999. Mr. Bush served as the President of Fortis Energy, LLC, an independent oil and gas exploration company from July 1996 to April 1998. Mr. Bush served as a Vice President for Mescalero Energy, Inc., an independent oil and gas exploration company. Prior to his becoming a Vice President for Mescalero Energy, Inc. in 1991, Mr. Bush's responsibilities included project acquisitions, contract negotiations and managerial activities. Mr. Bush attended Texas Tech University from 1977 - 1980.

         Brian Irwin, LLB has served as our Secretary and a Director since September 1999. Mr. Irwin has been a Partner of DuMoulin Black, a Canadian law firm since 1983. Mr. Irwin's law practice concentrates on general corporate matters and securities law, with an emphasis on natural resource issues. Mr. Irwin serves as a director or officer to the following public companies: Star Resources Corp., Callinan Mines Limited, Sovereign Chief Ventures Ltd., Landore Resources Ltd. and Goldbelt Resources Ltd. Mr. Irwin received a B.A. in 1962 and his LLB in 1965 from the University of British Columbia.

         Wesley E. Franklin has served as our Executive Vice President since January 2001. Mr. Franklin has over thirty years experience in the petroleum industry. Mr. Franklin began his career with as an offshore geologist for Gulf Oil Company in 1969. In 1973 Mr. Franklin began working for Tenneco Oil Company where he spent over eight years in senior management positions. While working for Tenneco Oil Company, Mr. Franklin was involved in the discovery of 150 million barrels of oil and 200 billion cubic feet of natural gas. Mr. Franklin eventually became the Division Manager of Tenneco's Southwestern Division. Mr. Franklin's career at Tenneco Oil Company ended in 1988 when the Company was sold. Subsequently, Mr. Franklin was General manager for Fina Oil and Chemical where he directed exploration and production basins of the U.S. (Including Alaska). Mr. Franklin retired from Fina Oil in 1997. From 1997 through 1998, Mr. Franklin served as the President of Irtys Oil Company. In 1998 Mr. Franklin co-founded Quantum Oil and Gas, LLC where he worked until joining Touchstone Resources in 2001. Mr. Franklin has also been involved in oil and gas exploration projects in Canada, South America, Kazakhstan and Siberia. Mr. Franklin received a B.S. in Geology from Washington State University in 1969 and an M.S. in Geology from Oregon State University in 1975.

         Chris Barden has served as our Vice President of Production since January 2001. Mr. Barden has over twenty-five years of experience in petroleum related engineering. Mr. Barden began his career with Amoco Production Company in 1975. In 1978 Mr. Barden became a senior engineer with the Union Texas Petroleum Company. From 1980 until 1986, Mr. Barden co-founded Dave Casey & Associates, Inc., a consulting engineering firm that specialized in total petroleum project engineering and management. While with Dave Casey & Associates, Inc., Mr. Barden managed the drilling and production of over 300 wells in the Gulf Coast of the U.S. and in the Permian Basin. In 1986, Mr. Barden became the Executive Vice President and Chief of Operations of the U.S. Exploration Company. In 1990, Mr. Barden became the Vice President of Texas Meridian Resources Corporation, where he was responsible for all reservoir engineering, production and drilling operations in seven states. Mr. Barden was promoted to Senior Vice President of Operations. Subsequently, Texas Meridian Resources Corporation was acquired by Transfuel Resources, Inc. In 1993, Mr. Barden started an independent consulting company which led to his retention as a Senior Engineer by the energy marketing firm, Albrect & Associates, Inc. in 1995. While at Albrect & Associates, Inc., Mr. Barden analyzed numerous oil and gas properties for acquisition and sold in excess of $200 million worth or oil and gas assets. In 1997, Mr. Barden co-founded Reserve Partners LLC. Primary business of Reserve Partners, LLC is to identify, acquire and exploit oil and gas resources. Mr. Barden managed operations and engineering for Yuma Oil and Gas from 1997 until 1999. In 1999, Mr. Barden co-founded Quantum Oil and Gas, LLC where he worked until joining Touchstone Resources in 2001. Mr. Barden received a B.S. in Chemical Engineering from Auburn University in 1975.

         John Allan McAskill has served as a Director since September 1999. Mr. McAskill has served as the President of McAskill Consulting, Ltd. from 165 until present. Mr. McAskill also served as the President of West Park Resources, Inc. from 1993 through June 2000. Mr. McAskill is a Fellow of the Geological Association of Canada and a member of the Canadian Society of Petroleum Geologists, the American Association of Petroleum Geologists, the Canadian Institute of Mining Metallurgy and Petroleum, the Society of Petroleum Engineers and the American Institute of Mining Metallurgy and Petroleum Engineers. Mr. McAskill also serves as a director to Heartlink Canada Inc., a public company. Mr. McAskill received a B.A. in Geology from the University of Manitoba.

         Ronald Schmitz has served as a Director from March 1999 to September 1999 and since March 2001. Since July, 1995, Mr. Schmitz has been President of ASI Accounting Services Inc., a firm that provides accounting, administration and office services to public companies in the United States and in Canada. Prior to July 1995, Mr. Schmitz served as an Assistant Controller for nine years with both Chase Management and Ingot Management. Both companies provide accounting, administration and office services to public companies. Mr. Schmitz is currently a Director of Gold Canyon Resources Ltd. (CDNX), Benem Ventures Inc. (CDNX), and Bradner Ventures Ltd. (OTCBB) and serves as the Secretary of Primo Resources International Inc. Mr. Schmitz serves a director or officer to the following public companies: Bradner Ventures Ltd., Gold Canyon Resources Inc., Benem Ventures Inc., and Primo Resources International Ltd. Mr. Schmitz received an Associate of Commerce diploma in 1985 from Malaspina College, British Columbia.

         Board of Directors Practices

         Each director was elected at our last annual meting and will serve until the next annual meeting whereupon a new election will be held for directors. We reimburse our directors for reasonable expenses incurred in attending meetings of our Board of Directors. Directors currently receive no other compensation for their services as directors. The Board of Directors currently has no standing nominating committee.

         Audit Committee

         The Audit Committee, formed in 1999, meets regularly to review our audit practices and procedures, scope and adequacy of internal controls and related matters, our financial statements and to advise the Board on such matters. The Audit Committee recommends to the Board of Directors the annual appointment of auditors, the scope of audit and other assignments to be performed by the auditors and the fees relating thereto. The Audit Committee also meets periodically with representatives of our auditors, Davidson & Company, to review the scope of Davidson & Company's engagement with respect to its audit of our financial statements and to review the recommendations arising therefrom.

Item 6.

                             EXECUTIVE COMPENSATION

         The following table sets forth information with respect to compensation earned during the fiscal year ended September 30, 2001 and September 30, 2000 by our Chief Executive Officer and the four other most highly compensated executive officers:

                                                                                                       All Other
                                                                                                        Compen-
Name and Principal Position           Annual Compensation              Long-Term Compensation           sation
---------------------------           -------------------              ----------------------           ------

                                      Fiscal                             Restricted     Securities
                                       Year                             Stock Awards    Underlying
                                       9/30       Salary       Bonus                   Options/SARs

Mark A. Bush(1)                         2001     $150,000        $0              0          990,000         $0
Director and President                  2000      100,000         0                         590,000



Wesley E. Franklin(2)                   2001     $108,000        $0              0           50,000         $0
Executive Vice President                2000            0         0                               0


D. Chris Barden(3)                      2001     $ 90,000        $0              0           50,000         $0
Vice President of Operations            2000            0         0                               0

------------------

(1) Effective October 1, 2000, Mark A. Bush began receiving a base salary of $150,000 annually.

(2) Effective January 1, 2001, Wesley E. Franklin joined the Company receiving a base salary of $144,000 annually.

(3) Effective January 1, 2001, D. Chris Barden joined the Company receiving a base salary of $120,000 annually.

Option Grants in Last Fiscal Year

                                                      Percentage of
                                                      Total Options
                                        Options         Granted to
Name                                    Granted         Employees       Exercise Price              Expiration Date
----                                    -------       -------------     --------------              ---------------
Mark A. Bush                             75,000            53%              US $1.92                   1/16/06
                                        125,000                             US $1.92                   4/24/06


Item 7.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Brian C. Irwin, LLB, a Director, is a partner of a law firm to which we have paid approximately CAD $204,005 in legal fees over the past two years.


Item 8.

                            DESCRIPTION OF SECURITIES

         General

         We are authorized by our certificate of incorporation to issue an aggregate of 100,000,000 shares of common stock, no par value. Immediately prior to the filing of this registration statement, an aggregate of 12,845,398 shares of our common stock were issued and outstanding. All outstanding shares of common stock are of the same class and have equal rights and attributes.

         Common stock

         We are authorized to issue 100,000,000 shares of common stock, no par value. Each share of common stock entitles the holder thereof to one vote on all matters submitted to a vote of the shareholders. Since the holders of common stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect all of our directors and approve significant corporate transactions and holders of the remaining shares by themselves cannot elect any directors. The holders of our common stock do not have preemptive, conversion, redemption, subscription or cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to participate equally in net assets subject to the preferences that may be applicable to any outstanding preferred stock. All outstanding shares of common stock and common stock to be outstanding upon completion of this offering are and will be validly authorized and duly issued, fully paid, and non-assessable.

         Convertible Notes

         All share amounts and per share amounts included in this "Convertible Notes" section have been adjusted for the 2 for 1 reverse stock split which occurred on April 4, 2002.

         In September 2000, we issued a US$1,000,000 8% interest bearing convertible note with warrants to purchase 740,741 shares of our common stock at a price of US$1.50 per share. On November 21, 2001, the holder converted the principal amount of the note into 740,741 shares of common stock at a conversion price of US$1.35 per share. These securities were issued in reliance upon the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended.

         In December 2000, we issued a US$500,000 convertible note with warrants to purchase 250,000 shares of our common stock at a price of US$2.40 until December 18, 2002. The principal sum is due on or before December 18, 2002. The holder has the right to convert the principal amount of this note, excluding unpaid interest into fully paid shares of our common stock at a conversion price of US$2.00 per share until December 18, 2002. This note also bears interest at 8% per annum calculated half yearly and is due semi-annually, commencing on June 18, 2001. We may, at our election, in lieu of cash, pay the interest by issuing fully paid shares of our common stock valued at the market closing price immediately preceding the interest payment due date. These securities were issued in reliance upon the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended.

         In May 2001, we issued a CAD$750,000 convertible note with warrants to purchase 137,868 shares of our common stock at CAD$6.40 per share until May 17, 2002. CAD$450,000 of the principal of the note has been repaid and the maturity date of the note has been extended to May 17, 2003 in consideration for the issuance to the holder of the note of a warrant to purchase 50,000 shares of the common stock of the Company at $2.00 per share for one year from the date on which the warrants are issued. The holder may convert the principal of this note into fully paid shares of our common stock at a conversion price of CAD$5.44 per share until May 17, 2003. This note also bears interest at 8% calculated half-yearly and is due semi-annually commencing on November 15, 2001. We may, at our election, in lieu of cash, pay the interest by issuing fully paid shares of our common stock valued at the market closing price immediately preceding the interest payment due date. These securities were issued in reliance upon the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended.

         In July 2001, we issued a US$750,000 Convertible Note with warrants to purchase 265,957 shares at US$3.32 per share until January 13, 2003. The principal sum is due January 13, 2003. The holder may convert the principal of this note into fully paid shares of our common stock at a conversion price of US$2.82 per share until January 13, 2003. This note also bears interest at 8% calculated half yearly and is due semi-annually commencing on January 15, 2002. We may, at our election, in lieu of cash, pay the interest by issuing fully paid shares of our common stock valued at the market closing price immediately preceding the interest payment due date. These securities were issued in reliance upon the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended.

         In January 2002, we issued a US$1,000,000 convertible note with warrants to purchase up to 335,000 shares of our common stock at US$1.92 per share until September 16, 2002. The note bears interest at 12% per annum paid monthly maturing September 16, 2002 or earlier from the aggregate proceeds of the following:

         i) 50% of the gross cash proceeds from the Company's interest in the North Hell Hole Bayou prospect;

         ii) 25% of the gross cash proceeds from the operations or sale of any other oil and gas property;

         iii) 50% of the net proceeds in excess of $1,000,000 from any subsequent debt or equity financings.

         The holder may convert the principal of this note into fully paid shares of our common stock at a conversion price of US$1.92 per share. We may, at our election, in lieu of cash, pay the interest by issuing common shares valued at the market close price immediately preceding the interest payment due date. These securities were issued in reliance upon the exemption set forth in
Section 4(2) of the Securities Act of 1933, as amended.

         In March 2002, we agreed to issue a US$232,558 (CAD$375,000) convertible note with warrants to purchase up to 201,612 shares of our common stock at US$1.86 per share until March 20, 2004. The note bears interest at 10% per annum paid quarterly maturing 24 months from date of regulatory approval. The holder may convert the principal of this note into fully paid shares at a conversion price of US$1.86 per share. We may, at our election, in lieu of cash, pay the interest by issuing common shares valued at the market close price immediately preceding the interest payment due date. These securities were issued in reliance upon the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended.

         In March 2002, we issued a US$2,000,000 convertible note with warrants to purchase up to 1,063,830 shares of our common stock at US$1.88 per share until August 22, 2004. The note bears interest at 10% per annum paid quarterly maturing September 22, 2003 and secured by the Company's interest in the North Hell Hole Bayou Project. The holder may convert the principal of this note into fully paid shares at a conversion price of US$1.88 per share. We may, at our election, in lieu of cash, pay the interest by issuing common shares valued at the market close price immediately preceding the interest payment due date. These securities were issued in reliance upon the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended.

PART II
Item 1.

                MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                   COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         Our shares of common stock are listed for trading on the Canadian Venture Exchange ("CDNX") as a "Tier 2" company under the symbol "TUT". The range of high and low bid information is set forth for our shares of common stock for the last two completed fiscal years and for the six months ended March 31, 2002, adjusted for the 2 for 1 reverse stock split which occurred on April 4, 2002, presented on a quarterly basis. Such quotations represent prices between dealers, do not include retail markup, markdown or commission, and do not represent actual transactions.

Six Months Ended March 31, 2002                        High              Low
-------------------------------                        ----              ---

First Quarter                                      CAD $4.30           CAD $2.60
Second Quarter                                         $3.50               $1.44


Year Ended September 30, 2001                          High              Low
-----------------------------                          ----              ---

First Quarter                                      CAD $3.82           CAD $2.70
Second Quarter                                          7.66                3.00
Third Quarter                                           6.30                4.00
Fourth Quarter                                          5.10                2.10

Year Ended September 30, 2000                          High              Low
-----------------------------                          ----              ---

First Quarter                                      CAD $1.26           CAD $1.24
Second Quarter                                          1.24                1.12
Third Quarter                                           1.60                1.00
Fourth Quarter                                          3.80                2.95

Immediately prior to the filing of this registration statement, an aggregate of 12,845,398 shares of our common stock were issued and outstanding and held by approximately 30 holders of record.

         Dividend Policy

         We have never paid or declared cash or stock dividends on our common stock. The payment of cash dividends, if any, is at the discretion of our board of directors and will depend upon our earnings, our capital requirements, financial condition and other relevant factors. We intend, for the foreseeable future, to retain any future earnings for use in our business.

Item 2.

                                LEGAL PROCEEDINGS

         We are not party to any material legal proceedings other than those arising in the ordinary course of business.

Item 3.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         On June 2, 2001, upon receipt of approval of its Board of Directors, the Company engaged Wrinkle Gardner & Co, P.C. to serve as the Company's independent certified public accounts for purposes of auditing U.S. GAAP financial statements.

         On October 15, 2001, both Rolfe, Benson, the Company's independent certified public accountants for the purpose of auditing Canadian GAAP financial statements, and Wrinkle Gardner & Co, P.C. were dismissed, which dismissal was approved by the Company's Board of Directors. The reports of Rolfe, Benson and Wrinkle Gardner & Co, P.C., on the Company's financial statements did not contain an adverse opinion, disclaimer of opinion or qualification or modification as to uncertainty, audit scope or accounting principles. During the Company's two most recent fiscal years and subsequent period up to December 31, 2001, there were no disagreements with the former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

            On October 15, 2001, upon receipt of approval of its Board of Directors, the Company engaged Davidson & Company to serve as the Company's independent certified public accountants for both U.S. and Canadian GAAP financial statements.

Item 4.
                     RECENT SALES OF UNREGISTERED SECURITIES

         All share amounts and per share amounts included in this "Recent Sales of Unregistered Securities" section have been adjusted for the 2 for 1 reverse stock split which occurred on April 4, 2002.

         On August 10, 2000, we completed a private placement of 2,100,105 special warrants to a corporation based in England at CAD$1.00 per warrant to raise CAD$2,100,105. Each warrant was convertible into a unit consisting of one-half share and one share purchase warrant. One share purchase warrant will entitle the holder to purchase one additional share of our common stock at CAD $2.50 for a period of two years. The proceeds from the private placement were applied to the development of additional prospects in the area of mutual interest under the Mobil/Altura agreement and development of our Brookshire properties. We paid a finder's fee to FAC Enterprises, Inc. in connection with the aforementioned placement consisting of 52,503 shares of our common stock and warrants to purchase 90,000 shares of our common stock at CAD$3.00 until August 20, 2002. The Securities were issued in reliance upon an exemption set out in
Section 74(2)(4) of the British Columbia Securities Act (the "B.C. Act").

         On September 21, 2000, we issued a US$1,000,000 8% interest bearing convertible note with warrants to purchase 740,741 shares of our common stock at a price of US$1.50 per share. On November 21, 2001, the holder converted the principal amount of the note into 740,741 shares of common stock at a conversion price of US$1.35 per share. We issued 74,074 shares of our common stock as a finder's fee to Belcel Holdings Inc. in connection with the aforementioned note issuance. The Securities were issued in reliance upon the exemption contained in Blanket Order #98/11 issued under the B.C. Act.

         On December 18, 2000, we issued to a corporate lender based in England on a private placement basis a US$500,000 convertible note with detached warrants to purchase 250,000 shares of our common stock at a price of US$2.40 per share until December 18, 2002. The principal sum is due on or before December 18, 2002. The holder has the right to convert the principal amount of this note, excluding unpaid interest into fully paid shares of our common stock at a conversion price of US$2.00 per share until December 18, 2002. This note also bears interest at 8% per annum calculated half yearly and is due semi-annually, commencing on June 18, 2001. We may, at our election, in lieu of cash, pay the interest by issuing fully paid shares of our common stock valued at the market closing price immediately preceding the interest payment due date. We issued 21,284 shares of our common stock as a finder's fee in connection with the aforementioned note issuance. The Securities were issued in reliance upon the exemption contained in Blanket Order #98/11 issued under the B.C. Act.

         On January 15, 2001, we closed a private placement of 4,000,000 Units at CAD$1.25 per Unit raising CAD$5,000,000. Yorkton Securities Inc. acted as our placement agent. Each Unit consists of one-half share of our common stock and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one-half share of our common stock until January 15, 2002 at the price of CAD$3.50 per share. The warrants were issued under a share purchase warrant indenture between the Company and Pacific Corporate Trust Company of Vancouver, Canada. The proceeds are being used for drilling and development of our oil and gas projects in Texas and Louisiana and to retire short term debt. Our placement agent fees in connection with the aforementioned sale of securities consisted of CAD$400,000 cash and warrants to purchase 600,000 Units at CAD$1.50 per Unit until January 15, 2002. Each Unit consists of one-half share of our common stock and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one-half share of our common stock at CAD$3.50 until January 15, 2002. All of the warrants expired January 15, 2002 unexercised. The American participants in the offering were either Qualified Institutional Investors or Accredited Investors. The Securities were issued in reliance upon an exemption set out in Section 74(2)(4) of the B.C. Act.

         On January 16, 2001, we paid US$202,000 in principal and US$12,105 in interest retiring these outstanding short term loans secured during the year 2000. We issued promissory notes for US$20,000, US$40,000, US$42,000 and US$100,000. There were no specific terms of repayment and the notes were payable at our discretion. Interest was charged at the rate of 10% per annum. The Securities were issued in reliance upon the exemption set forth of Section 4(2) of the Securities Act of 1933, as amended.

         On May 15, 2001, we closed a private placement of 643,750 units at a price of CAD$2.25 per unit to accredited investors in the United States and a qualified investor in British Columbia to raise CAD$1,448,455. Each unit consists of one-half share and one purchase warrant entitling the holder to purchase one-half additional share at CAD$4.80 per share until May 15, 2002. We paid the placement agent, Canaccord Capital Corporation a placement agent fee consisting of CAD$103,016.48 and 161,111 warrants to purchase our common stock at a purchase price of CAD$4.80 per share until May 15, 2002. The proceeds from the private placement were applied toward our exploration activities in Texas and Louisiana. The Securities were issued in reliance upon the exemption set out in Section 74(2)(4) of the B.C. Act.

         On May 17, 2001, we issued a CAD$750,000 Convertible Note to a Corporate Purchaser based in England with detached warrants to purchase 137,868 shares at CAD$6.40 until May 17, 2002. The principal sum is due May 17, 2002. The holder may convert the principal of this note into fully paid shares of our common stock at a conversion price of CAD$5.44 until May 17, 2002. This note also bears interest at 8% calculated half-yearly and is due semi-annually commencing on November 15, 2001. We may at our election, in lieu of cash pay the interest by issuing fully paid shares of our common stock valued at the market closing price immediately preceding the interest payment due date. We paid a finder's fee in connection with the issuance of the note of CAD$375,000. The Securities were issued in reliance upon the exemption set out in Blanket Order #98/11 issued under the B.C. Act.

         On July 13, 2001, we issued a US$750,000 Convertible Note to an U.S. Accredited Investor with detached warrants to purchase 265,957 shares at US$3.32 until January 13, 2003. The principal sum is due January 13, 2003. The holder may convert the principal of this note into fully paid shares of our common stock at a conversion price of US$2.82 until January 13, 2003. This note also bears interest at 8% calculated half yearly and is due semi-annually commencing on January 15, 2002. We may, at our election, in lieu of cash pay the interest by issuing fully paid shares of our common stock valued at the market closing price immediately preceding the interest payment due date. We paid a finder's fee in connection with the issuance of the note of US$38,395 and US$15,057 fully paid shares of the common stock of our Company. The Securities were issued in reliance upon the exemption set out in Blanket Order #98/11 issued under the B.C. Act.

         On November 21, 2001, we issued 740,741 shares of our common stock at the value of US$1.35 on conversion of a promissory note. The Securities were issued in reliance upon the exemption set forth of Section 4(2) of the Securities Act of 1933, as amended.

         On November 22, 2001, we issued 8,334 shares of our common stock in lieu of cash for interest valued at US$2.26 per share on a promissory note issued May 17, 2001. The Securities were issued in reliance upon the exemption set forth of Section 4(2) of the Securities Act of 1933, as amended.

         On December 19, 2001, we issued 14,988 shares of our common stock in lieu of cash for interest valued at CAD$3.00 (US$1.90) on a promissory note issued December 18, 2000. The Securities were issued in reliance upon the exemption set forth of Section 4(2) of the Securities Act of 1933, as amended.

         On January 4, 2002, we issued 20,834 shares of our common stock as a finder's fee in connection with a private placement. The Securities were issued in reliance upon the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended.

         On January 8, 2002, the Company closed a private placement to raise US$1,000,000 by the issuance of 297,500 Units at CAD$5.20 (US$3.364) per unit. Each unit consists of one common share of the Company and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at the price of CAD$6.10 (US$3.875) until January 4, 2003. The Company issued a finder's fee of 20,809 common shares and $27,044 in connection with the private placement. The Securities were issued in reliance upon the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended.

         On January 9, 2002, the Company issued 35,441 shares to a lender by way of bonus in connection with a US$300,000 loan made by the Company in November, 2001. The Securities were issued in reliance upon the exemption set forth in
Section 4(2) of the Securities Act of 1933, as amended.

         On January 10, 2002, the Company issued a US$1,000,000 note due September 16, 2002 and convertible into 520,834 shares at US$1.92 per share. The note bears interest at 12% and is unsecured. In consideration for the note, the Company issued a detached warrant to the lender to purchase 335,000 shares at US$1.92 until January 10, 2003, assigned to the lender a 0.009 interest in the Company's Hell Hole Bayou Project in Louisiana and granted the lender an option to purchase one-half of the Company's interest in the Hackberry Project in Jefferson County, Texas for US$350,000. The Company issued a finder's fee of 52,084 shares in connection with the loan. The Securities were issued in reliance upon the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended.

         On January 22, 2002, we issued 15,437 shares of our common stock in lieu of cash for interest on a promissory note. The Securities were issued in reliance upon the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended.

         On January 29, 2002, the Company announced that it proposed to raise CAD$375,000 by the issue of 250,000 pre-consolidation units at CAD$1.50 per unit. Each unit was to consist of one share and one share purchase warrant. The placements was subsequently changed from the issue of units to the issue of a debenture convertible for 24 months from date of issue into shares at CAD$1.86 and a detached warrant to purchase 201,612 shares at CAD$1.86 for 24 months. The issuance of the debenture is subject to the approval of the TSX Venture Exchange. The Company proposes to pay a finder's fee of 10% in connection with the issue. The Securities were issued in reliance upon the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended.

         On March 22, 2002, the Company issued a 10% note for US$2,000,000 due August 22, 2004 and convertible into 1,063,830 shares at the rate of US$1.88 per share. The Company also issued a detached warrant to purchase 1,063,830 shares at US$1.88 per share until August 22, 2004. The note is secured by the Company's interest in the Hell Hole Bayou Project in Louisiana. The Company issued a finder's fee of 53,256 shares and paid $159,700 in connection with the transaction. The Securities were issued in reliance upon the exemption set forth in Section 4(2) of the Securities Act of 1933, as amended.

Item 5.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The British Columbia Company Act provides that we may, with the approval of the Supreme Court of British Columbia, indemnify a director or former director against all costs and charges reasonably incurred by a director acting in that capacity. Such costs and charges may include those associated with an action brought by Touchstone Resources, Ltd. against a director.

                            TOUCHSTONE RESOURCES LTD.


                        CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


                                 MARCH 31, 2002

TOUCHSTONE RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

==========================================================================================      ===============     ===============
                                                                                                      March 31,        September 30,
                                                                                                           2002                2001
------------------------------------------------------------------------------------------      ---------------     ---------------
                                                                                                  (Unaudited)

ASSETS


Current
    Cash and equivalents                                                                        $       174,463     $       737,051
    Receivables                                                                                         155,993               8,925
    Due from related party                                                                                3,539               3,539
    Prepaid expense                                                                                       6,515                --
                                                                                                ---------------     ---------------


    Total current assets                                                                                340,510             749,515

Capital assets (Note 3)                                                                                  52,365              51,346

Oil and gas properties, unproved (Note 4)                                                             2,626,802          10,375,383

Oil and gas properties, proved (Note 4)                                                              10,293,230                --

Debt issuance costs (Note 5)                                                                            335,735             182,241

Investments and advances (Note 6)                                                                       470,338             323,552
                                                                                                ---------------     ---------------

Total assets                                                                                    $    14,118,980     $    11,682,037
==========================================================================================      ===============     ===============


                                  - continued -










              The accompanying notes are an integral part of these
                       consolidated financial statements.

TOUCHSTONE RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

==========================================================================================      ===============     ===============
                                                                                                      March 31,        September 30
                                                                                                           2002                2001
------------------------------------------------------------------------------------------      ---------------     ---------------
                                                                                                  (Unaudited)

Continued...

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
    Accounts payable and accrued liabilities                                                    $     2,743,050     $     1,616,830
    Due to related parties                                                                               58,770              26,611
    Promissory note payable (Note 7)                                                                    100,000                --
    Interest payable                                                                                    126,318             118,609
    Loan payable (Note 8)                                                                                  --               984,956
    Convertible loans (Note 9)                                                                        1,851,000           1,032,042
                                                                                                ---------------     ---------------

    Total current liabilities                                                                         4,879,138           3,779,048

Convertible loans (Note 9)                                                                            1,746,612             846,266
                                                                                                ---------------     ---------------

Total liabilities                                                                                     6,625,750           4,625,314
                                                                                                ---------------     ---------------

Stockholders' equity
    Common stock (Note 10)
       Authorized
             100,000,000 common shares without par value
       Issued
              12,845,398 common shares (September 30, 2001 - 11,611,310)                             17,507,060          13,239,792
    Unearned compensation                                                                              (434,025)           (339,625)
    Deficit                                                                                          (9,579,805)         (5,843,444)
                                                                                                ---------------     ---------------

                                                                                                      7,493,230           7,056,723

Total liabilities and stockholders' equity                                                      $    14,118,980     $    11,682,037
==========================================================================================      ===============     ===============


Nature and continuance of operations (Note 1)

Subsequent events (Note 15)


              The accompanying notes are an integral part of these
                       consolidated financial statements.

TOUCHSTONE RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

====================================================    ===============     ===============     ===============     ===============
                                                            Three Month         Three Month           Six Month           Six Month
                                                           Period Ended        Period Ended        Period Ended        Period Ended
                                                              March 31,           March 31,           March 31,           March 31,
                                                                   2002                2001                2002                2001
----------------------------------------------------    ---------------     ---------------     ---------------     ---------------


REVENUE
    Oil and gas revenue                                 $         --        $        27,775     $         --        $        61,465
                                                        ---------------     ---------------     ---------------     ---------------

EXPENSES
    Amortization                                                  2,982                 886               5,728               1,322
    Consulting                                                  340,801             313,109             525,125             325,873
    Costs of drilling exploratory dry holes                      21,539                --               173,057                --
    Finders fees                                                 72,700                --                72,700                --
    Foreign exchange                                             12,977              47,074              13,759              47,074
    Investor relations                                            1,746              55,447               6,590              55,447
    Office and general                                           52,727              73,922             109,361             156,337
    Operating expenses                                           33,088              20,206              33,088              30,206
    Professional fees                                           136,341              98,980             191,592             144,266
    Rent                                                         29,626              21,835              56,323              37,721
    Travel and entertainment                                     64,879              68,424             105,023             176,908
    Wages and benefits                                          124,161             120,379             281,152             208,935
                                                        ---------------     ---------------     ---------------     ---------------

                                                                893,567             820,262           1,573,498           1,184,089
                                                        ---------------     ---------------     ---------------     ---------------

Loss from operations                                           (893,567)           (792,487)         (1,573,498)         (1,122,624)
                                                        ---------------     ---------------     ---------------     ---------------

OTHER ITEMS
    Write-off of advances                                        (3,600)               --              (361,649)               --
    Interest expense                                         (1,107,366)           (121,498)         (1,741,127)           (420,566)
    Interest and other income                                     1,416               9,106              12,415              15,074
    Equity loss                                                    --                  --               (72,502)               --
                                                        ---------------     ---------------     ---------------     ---------------

                                                             (1,109,550)           (112,392)         (2,162,863)           (405,492)
                                                        ---------------     ---------------     ---------------     ---------------

Loss for the period                                     $    (2,003,117)    $      (904,879)    $    (3,736,361)    $    (1,528,116)
====================================================    ===============     ===============     ===============     ===============


Basic and diluted loss per share                        $         (0.16)    $         (0.09)    $         (0.31)    $         (0.16)
====================================================    ===============     ===============     ===============     ===============


Basic and diluted weighted average
    number of shares outstanding                             12,645,358          10,551,263          12,230,027           9,423,674
====================================================    ===============     ===============     ===============     ===============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

TOUCHSTONE RESOURCES LTD.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Unaudited)

=============================================================================================================================
                                                      Common Stock
                                              -----------------------------                                             Total
                                                                                   Unearned                     Stockholders'
                                                     Shares          Amount    Compensation          Deficit           Equity
-------------------------------------------   -------------   -------------   -------------    -------------    -------------

Balance September 30, 2000                        8,964,545   $   6,742,765   $        --      $  (2,291,321)   $   4,451,444

Issuance of common stock for:
  Cash                                            2,533,878       4,269,027            --               --          4,269,027
  Finders' fees                                      36,341          89,708            --               --             89,708
  Oil and gas properties                             58,928         117,401            --               --            117,401
  Interest                                           17,618          40,377            --               --             40,377
Issuance of convertible loans                          --         1,270,514            --               --          1,270,514
Issuance of stock options for
  consulting services                                  --           710,000        (339,625)            --            370,375
Net loss for the year                                  --              --              --         (3,552,123)      (3,552,123)
                                              -------------   -------------   -------------    -------------    -------------

Balance September 30, 2001                       11,611,310      13,239,792        (339,625)      (5,843,444)       7,056,723

Issuance of common stock for:
  Cash                                              318,309         972,956            --               --            972,956
  Finders' fees                                     105,340         200,000            --               --            200,000
  Loan bonus                                         35,440          60,200            --               --             60,200
  Conversion of loan                                740,741         699,892            --               --            699,892
  Interest                                           34,258          68,743            --               --             68,743
Issuance of convertible loan                           --         1,948,184            --               --          1,948,184
Issuance and repricing of stock options
  for consulting services                              --           317,293         (94,400)            --            222,893
Net loss for the period                                --              --              --         (3,736,361)      (3,736,361)
                                              -------------   -------------   -------------    -------------    -------------

Balance March 31, 2002                           12,845,398     $17,507,060   $    (434,025)   $  (9,579,805)   $   7,493,230
===========================================   =============   =============   =============    =============    =============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

TOUCHSTONE RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
SIX MONTH PERIOD ENDED MARCH 31
(Unaudited)

==========================================================================================      ===============     ===============

                                                                                                        2002             2001
------------------------------------------------------------------------------------------      ---------------     ---------------

CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss for the period                                                                     $    (3,736,361)    $    (1,528,116)
    Items not involving cash:
       Amortization                                                                                       5,728               1,322
       Intrinsic value of beneficial conversion feature of convertible debt                           1,041,287             197,418
       Equity loss                                                                                       72,502                --
       Compensation expenses                                                                            222,891             238,000
       Shares issued for payment of interest and loan bonus                                             128,945                --
       Accrued interest payable                                                                           7,709              55,958
       Amortization of discount on convertible debt                                                     378,889             129,264
       Amortization of debt issue costs                                                                 146,506              28,803
       Write-off of advances                                                                            361,649                --
       Foreign exchange expense on convertible debenture                                                 14,646                --

    Changes in non-cash working capital balances:
       Increase in receivables                                                                         (147,068)           (157,357)
       Increase in prepaid expenses                                                                      (6,515)               --
       Increase in accounts payable and accrued liabilities                                           1,126,220               3,296
                                                                                                ---------------     ---------------

    Net cash used in operating activities                                                              (382,972)         (1,031,412)
                                                                                                ---------------     ---------------



CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of oil and gas properties                                                               (2,544,648)         (1,802,190)
    Investment in and advances to affiliate                                                            (580,936)           (125,000)
    Purchase of capital assets                                                                           (6,747)             (1,720)
                                                                                                ---------------     ---------------

    Net cash used in investing activities                                                            (3,132,331)         (1,928,910)
                                                                                                ---------------     ---------------


                                  - continued -


              The accompanying notes are an integral part of these
                       consolidated financial statements.

TOUCHSTONE RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
SIX MONTH PERIOD ENDED MARCH 31
(Unaudited)

==========================================================================================      ===============     ===============

                                                                                                           2002                2001
------------------------------------------------------------------------------------------      ---------------     ---------------
Continued...

CASH FLOWS FROM FINANCING ACTIVITIES
    Repayment of promissory note                                                                       (300,000)           (169,998)
    Repayment of convertible debt                                                                      (300,000)               --
    Proceeds from issuance of capital stock                                                                --             3,321,912
    Proceeds from issuance of convertible loans                                                       3,232,558             260,000
    Proceeds from promissory note                                                                       400,000              49,998
    Due to related parties                                                                               32,157             (45,383)
    Finders fees on share subscriptions and convertible debt                                           (112,000)               --
                                                                                                ---------------     ---------------

    Net cash provided by financing activities                                                         2,952,715           3,416,529
                                                                                                ---------------     ---------------


Change in cash and equivalents for the period                                                          (562,588)            456,207


Cash and equivalents, beginning of period                                                               737,051             450,080
                                                                                                ---------------     ---------------


Cash and equivalents, end of period                                                             $       174,463     $       906,287
==========================================================================================      ===============     ===============


Cash paid during the period for interest                                                        $        30,990     $          --
==========================================================================================      ===============     ===============


Cash paid during the period for income taxes                                                    $          --       $          --
==========================================================================================      ===============     ===============


Supplemental disclosure with respect to cash flows (Note 14)


              The accompanying notes are an integral part of these
                       consolidated financial statements.

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited)
================================================================================


1.       NATURE AND CONTINUANCE OF OPERATIONS

         The consolidated interim financial statements included herein, presented in accordance with United States generally accepted accounting principles, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

         The Company is incorporated under the laws of British Columbia and its principal business activity consists of exploration and development of oil and gas properties to determine whether they contain economically recoverable resources.

         These financial statements reflect all adjustments, consisting of normal recurring adjustments which, in the opinion of management, are necessary for fair presentation of the information contained therein. It is suggested that these consolidated interim financial statements be read in conjunction with the audited financial statements of the Company for the year ended September 30, 2001 and notes thereto. The Company follows the same accounting policies in the preparation of interim reports.

         Results of operations for the interim periods are not indicative of annual results.

         Going concern

         These financial statements have been prepared in accordance with United States generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future. Management is actively pursuing additional equity and debt financing sources to finance future operations.

         ====================================== =============== ===============

                                                      March 31,   September 30,
                                                           2002            2001
         -------------------------------------- --------------- ---------------

         Deficit                                $   (9,579,805) $   (5,843,444)
         Working capital deficiency                 (4,538,628)     (3,029,533)
         ====================================== =============== ===============


2.       SIGNIFICANT ACCOUNTING POLICIES

         Use of estimates

         The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of expenses during the period. Actual results could differ from those reported.

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited)
================================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

         Principles of consolidation

         These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Fortis Energy, LLC ("Fortis"), Touchstone Resources USA, Inc. ("Touchstone USA") and Touchstone Ventures, L.L.C. ("Ventures"). Fortis is a Texas limited liability company, Touchstone USA is a Texas corporation and Ventures is a Texas limited liability company. All significant inter-company balances and transactions have been eliminated.

         Cash and equivalents

         The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

         Capital assets and amortization

         Capital assets are recorded at cost less accumulated amortization. Amoritzation is being provided for annually using the straight-line method over the following periods:

         Office and computer equipment                             5 years
         Furniture and fixtures                                    7 years
         Leasehold improvements                                   15 years

         Oil and gas properties

         The Company utilizes the full cost method to account for its investment in oil and gas properties. Under this method, all costs of acquisition, exploration and development of oil and gas reserves, including such costs as leasehold acquisition costs, geological expenditures, tangible and intangible development costs and direct internal costs, are capitalized as incurred. The cost of the oil and gas properties with proved reserves will be depleted and charged to operations using the unit-of-production method based on the ratio of current production to estimated proved oil and gas reserves.

         Costs directly associated with the acquisition and evaluation of unproved properties are excluded from the depletion computation until it is determined whether or not proved reserves can be assigned to the properties or whether impairment has occurred. If the results of an annual assessment indicate that the properties are impaired, the amount of the impairment along with the costs of drilling exploratory dry holes and geological and geophysical costs that cannot be directly associated with specific unevaluated properties are added to the capitalized costs subject to depletion. Should the Company not have properties with proven reserves, these costs are charged to operations for the period.

         Internal costs not directly associated with acquisition, exploration and development activities are expensed as incurred. No internal costs are capitalized as at March 31, 2002.

         As of March 31, 2002, proved oil and gas reserves are identified on some of the Company's oil and gas properties. Revenue generated and barrels of oil produced from those properties is nominal for the period ended March 31, 2002. Accordingly, no amortization has been recognized for the period.

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited)
================================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

         Revenue recognition and gas imbalances

         The Company uses the sales method of accounting for revenue. Under this method, oil and gas revenues are recorded when oil and natural gas production is sold to purchasers on its behalf and collection is reasonably assured.

         Gas imbalances are created, but not recorded, when the sales amount is not equal to the Company's entitled share of production. Gas imbalances as of March 31, 2002 and September 30, 2001 were insignificant.

         Financial instruments

         The Company's financial instruments consist of cash and equivalents, receivables, due from related party, convertible loans, due to related parties, accounts payable and accrued liabilities, promissory note payable and interest payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

         Foreign currency translation

         The primary economic environment in which the Company operates is the United States and the Company's functional currency for all operations worldwide is the U.S. dollar. Non-monetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the period. Statements of operations accounts are translated at average rates for the period. Gains and losses from translation of foreign currency financial statements into U.S. dollars are included in current results of operations. Gains and losses resulting from foreign currency transactions are also include in current results of operations.

         Debt issuance costs

         Debt issuance costs are comprised of finders fees in connection with the issuance of convertible loans. The finders fees are capitalized and are charged to interest expense over the term of the debt using the interest method.

         Stock-based compensation plan

         SFAS No. 123, "Accounting for Stock-Based Compensation", encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and has adopted the disclosure only provisions of SFAS
         123. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

         The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of SFAS 123 and the Emerging Issues Task Force consensus in Issue No. 96-18 ("EITF 96-18"), "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services". The measurement date is the earlier of either the performance commitment by the option holder or the date at which the option holder's performance is complete.

         The Company also adopted FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"), with respect to certain provisions applicable to new awards, options repricings, and changes in grantee status. FIN 44 addresses practice issues related to the application of APB 25.

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited)
================================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

         Concentration of credit risk

         The Company is exposed to credit losses in the event of non-performance by the counterparties to the financial instruments, but does not expect any counterparties to fail to meet their obligations. The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties. Also from time to time, cash balances in one of the Company's U.S. bank accounts exceed federally insured limits. These funds may be redeemed upon demand.

         Loss per share

         Basic loss per share is based on the weighted average number of common shares outstanding during the period.

         Diluted loss per share considers the dilutive impact of the conversion of outstanding stock options and warrants as if the events had occurred at the beginning of the period. For the periods ended March 31, 2002 and 2001, this calculation proved to be anti-dilutive.

         The Company has 122,688 escrow shares which are considered contingently issueable and are not included in the number of common shares outstanding during the period ended March 31, 2002 (March 31, 2001 - 310,188).

         Investments

         The Company accounts for its investments in a company and a limited partnership over which it has significant influence using the equity basis of accounting, whereby the investments are initially recorded at cost, adjusted to recognize the Company's share of earnings or losses of the investee and reduced by dividends received.

         New accounting pronouncements

         Effective June 1, 2001, the Company adopted the SEC's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," ("SAB 101"). SAB 101 provides guidance related to revenue recognition.

         In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all future business combinations and specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives, and reviewed for impairment in accordance with SFAS No. 121. The Company has adopted the provisions of SFAS 141 and SFAS 142 as of July 1, 2001.

         In July 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143") "Accounting for Asset Retirement Obligations" that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited)
================================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

         New accounting pronouncements (cont'd...)

         In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144") "Accounting for the Impairment or Disposal of Long-Lived Assets" that supersedes Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 is required to be adopted effective January 1, 2002.

         The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

3.       CAPITAL ASSETS

========================= ==========================================     ===========================================
                                        March 31, 2002                                September 30, 2001
                          ------------------------------------------     -------------------------------------------
                                           Accumulated      Net Book                      Accumulated       Net Book
                                   Cost   Amortization         Value              Cost   Amortization          Value
                          -------------  ------------- -------------     -------------  -------------  -------------
Office and computer
 equipment                $      39,586  $      10,451 $      29,135     $      35,293  $       7,011  $      28,282
Furniture and fixtures           15,541          2,188        13,353            13,085          1,083         12,002
Leasehold
 improvements                    11,852          1,975         9,877            11,852            790         11,062
                          -------------  ------------- -------------     -------------  -------------  -------------

                          $      66,979  $      14,614 $      52,365     $      60,230  $       8,884  $      51,346
========================= ============== ============= ==============    ============== ============== =============


4.       OIL AND GAS PROPERTIES

=================================================================================== ================ ================
                                                                                          March 31,    September 30,
                                                                                               2002             2001
----------------------------------------------------------------------------------- ---------------- ----------------
Waha/Lockridge Project, Pecos, Ward and Reeves Counties, Texas
    In 1999, the Company acquired the rights to seismic data and leasehold interests in certain prospects in the Waha/Lockridge Project. In January,
    2001, the Company farmed out its interest in the prospects, retaining a 12.5%
    interest. During the year ended September 30, 2001, the Company also sold a portion of a prospect for cash proceeds of $245,000. The payment was recorded as a reduction of the capitalized acquisition costs of the
    Waha-Lockridge Project. During the period ended March 31, 2002, proved reserves have been assigned to the property and capitalized costs of
    $1,450,613 are included in the capitalized cost pool subject to depletion.      $     3,794,363  $     3,621,361


                                  - continued -

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited)
================================================================================


4.       OIL AND GAS PROPERTIES (cont'd...)


=================================================================================== ================ ================

                                                                                          March 31,    September 30,
                                                                                               2002             2001
----------------------------------------------------------------------------------- ---------------- ----------------
Continued...

South Wink Project, West Texas and Southeast New Mexico
    On August 31, 2000, the Company entered into an exploration agreement with
    Blue Star Oil & Gas, Inc. to explore for oil and gas in the Permian Basin.
    The Company has a 9.375% working interest in the project. During the period ended March 31, 2002, certain wells were tested and abandoned or deemed uneconomical and all the capitalized costs are included in the capitalized
    costs pool subject to depletion.                                                      3,627,673        3,584,151

Hackberry Project, Jefferson County, Texas
    On February 7, 2001, the Company entered into an exploration agreement to explore for oil and gas in Jefferson County, Texas. The Company has working interests ranging from 12.5% to 24% in the project. During the year ended
    September 30, 2001, the Company sold a portion of its interest for cash proceeds of $339,519. In connection with the issuance of a $1,000,000 convertible debenture on December 10, 2001, the Company granted the lender on option, expiring April 15, 2002, to purchase one-half of the Company's interest in the Hackberry Project for consideration of $350,000. Subsequent to March 31, 2002, the lender exercised the option (Note 15). During the period ended March 31, 2002, proved reserves have been assigned to the property and capitalized costs of $1,173,905 are included in the capitalized
    cost pool subject to depletion.                                                       1,456,957          973,902

North Hell Hole Bayou Project, Vermilion Parish, Louisiana
    On April 18, 2001, the Company entered into an agreement to drill the North
    Hell Hole Bayou Prospect in Vermillion Parish, Louisiana. The Company has a
    8.1% working interest in the project. During the period ended March 31,
    2002, proved reserves have been assigned to the property and all the
    capitalized  costs are  included  in the  capitalized  cost pool  subject  to         3,351,519        1,386,823
    depletion.

EastTexas Basin Project, Henderson, Smith and Van Zandt Counties, Texas
    On September 14, 2000, the Company entered into an exploration agreement to explore for oil and gas in Henderson, Smith and Van Zandt Counties, Texas.
    The Company has a 12.5% working interest in all of the prospects under the project. During the period ended March 31, 2002, certain wells were determined to be dry holes and all the capitalized costs are included in the
    capitalized cost pool subject to depletion.                                             461,047          598,851


                                  - continued -

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited)
================================================================================


4.       OIL AND GAS PROPERTIES (cont'd...)

=================================================================================== ================ ================
                                                                                          March 31,    September 30,
                                                                                               2002             2001
----------------------------------------------------------------------------------- ---------------- ----------------
Continued...

St. Landry Prospect, Louisiana
    The Company  holds a 10%  working  interest in certain oil and gas leases in
    St. Landry prospect, Louisiana.  During the period ended March 31, 2002, proved reserves have been assigned to the property and all the capitalized
    costs are included in the capitalized cost pool subject to depletion.                   228,473          210,295
                                                                                    ---------------  ---------------

Total capitalized costs                                                                  12,920,032       10,375,383
Unproved properties                                                                      (2,626,802)     (10,375,383)
                                                                                    ---------------  ---------------

Proved properties                                                                   $    10,293,230  $            --
=================================================================================== ===============  ===============


5.       DEBT ISSUANCE COSTS

=================== ==============================================     ==============================================
                                    March 31, 2002                                   September 30, 2001
                    ----------------------------------------------     ----------------------------------------------
                                      Accumulated        Net Book                        Accumulated        Net Book
                              Cost   Amortization           Value               Cost    Amortization           Value
------------------- -------------- -------------- ---------------     -------------- --------------- ---------------
Finders fees        $      465,187 $      129,452 $       335,735     $      264,932 $        82,691 $       182,241
=================== ============== ============== ===============     ============== =============== ===============


6.       INVESTMENTS AND ADVANCES

=================================================================================== ================ ================
                                                                                           March 31,    September 30,
                                                                                                2002             2001
----------------------------------------------------------------------------------- ---------------- ----------------
Penrod Drilling L.L.C.
    The Company and Apache Tubular Services ("Apache") are equal members (50%
    ownership each) in Penrod Drilling L.L.C. ("Penrod"), which was organized on
    March 5, 2001. The Company contributed cash of $236,448 to Penrod while
    Apache contributed labor and parts to repair the purchased drilling rig and other supplies. The Company has also loaned Penrod $376,300. During the period ended March 31, 2002, the advances to Penrod were written down to
    a nominal amount.                                                                    $         1      $   323,552


                                  - continued -

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited)
================================================================================


6.       INVESTMENTS AND ADVANCES


=================================================================================== ================ ================
                                                                                           March 31,    September 30,
                                                                                                2002             2001
----------------------------------------------------------------------------------- ---------------- ----------------
Continued...

Touchstone Resources-2001 Hackberry Drilling Fund, L.P.
    The Company acts as the general partner and holds a combined 12.1% interest with a capital contribution of $470,337 in the Touchstone Resources-2001
    Hackberry Drilling Fund, L.P. ("the Fund"). The Fund was formed to participate in the exploration and development of oil and gas wells in the
    Hackberry project. The Company acts as the operator on the Hackberry project and the Fund has a 75% working interest in the project. Included in due to related parties is $274,799 due to the Fund in connection with the Fund's proportionate working interest in the project. Subsequent to March 31, 2002, the Company sold a 10.2% limited partnership interest in the Fund
    for proceeds of $400,000 (Note 15).                                                      470,337               --
                                                                                    ---------------- ----------------

                                                                                    $        470,338 $        323,552
=================================================================================== ================ ================

7.       PROMISSORY NOTE PAYABLE

         On November 8, 2001 the Company issued a $100,000 unsecured promissory note bearing interest at 10% per annum maturing November 8, 2003. The Company agreed to issue a warrant to acquire 25,645 common shares at CAD$2.48 per share expiring November 8, 2003 as a bonus to the lender, subject to regulatory approval. Regulatory approval was received subsequent to March 31, 2002.

8.       LOAN PAYABLE

         The loan payable representing advances related to a private placement was reclassified as common stock upon completion during the period. The private placement is for the issuance of 297,500 units for gross proceeds of $1,000,000 less finders fees of $27,044. Each unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at a price of CAD$6.10 (USD$3.95) per share expiring January 4, 2003.

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited)
================================================================================


9.       CONVERTIBLE LOANS

==================================================================================== ================ ===============
                                                                                            March 31,   September 30,
                                                                                                 2002            2001
------------------------------------------------------------------------------------ ---------------- ---------------
On  September 21, 2000, the Company issued a $1,000,000 convertible note bearing interest at 8% per annum paid semi-annually maturing September 21, 2002. The convertible note was issued with detachable share purchase warrants with a relative fair value of $569,815 to acquire 740,741 common shares at $1.50 per share. The relative fair value of the warrants was recorded as a credit to common stock and a discount on the issuance of the note. The amortization of such discount on the issuance of the note results in an effective interest rate of 68%. In calculating the relative value of the warrants, the
    Company utilized the Black-Scholes option pricing model to estimate the fair value of the warrants and utilized a discount rate of 24.5% to estimate the fair value of the note. The following key assumptions were used in the
    Black-Scholes model: risk-free interest rate of 5.75%; volatility of 101%;
    no assumed dividend yield; and expected life of 2 years. The note was converted into 740,741 common shares of the Company at $1.35 per share on
    November 20, 2001 (Note 10). The intrinsic value of the beneficial conversion feature of $430,185 was charged to interest expense during the year ended September 30, 2000. Interest was payable by the Company issuing common  shares  valued at the market close price  immediately  preceding  the interest payment due date. The Company  incurred  finders' fees of $99,745 on
    issuance of the note which have been recorded as debt issuance costs.            $           --   $    1,000,000

On  December 18, 2000, the Company issued a $500,000 convertible note bearing interest at 8% per annum paid semi-annually maturing December 18, 2002. The convertible note was issued with detachable share purchase warrants with a relative fair value of $197,416 to acquire 250,000 common shares at $2.40 per share. The relative fair value of the warrants was recorded as a credit to common stock and a discount on the issuance of the note. The amortization of such discount on the issuance of the note results in an effective interest rate of 39%. In calculating the relative value of the warrants, the
    Company utilized the Black-Scholes option pricing model to estimate the fair value of the warrants and utilized a discount rate of 24.5% to estimate the fair value of the note. The following key assumptions were used in the
    Black-Scholes model: risk-free interest rate of 5.6%; volatility of 101%; no assumed dividend yield; and expected life of 2 years. The note is convertible into 250,000 common shares of the Company at $2.00 per share.
    The intrinsic value of the beneficial conversion feature of $197,416 was charged to interest expense for the year ended September 30, 2001. Interest may be paid by the Company  issuing  common shares valued at the market close price  immediately  preceding  the  interest  payment  due date.  The Company incurred  finders'  fees of $41,360 on  issuance  of the note which have been
    recorded as debt issuance costs.                                                         500,000          500,000


                                  - continued -

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited)
================================================================================


9.       CONVERTIBLE LOANS (cont'd...)

=================================================================================== ================ ================
                                                                                           March 31,    September 30,
                                                                                                2002             2001
----------------------------------------------------------------------------------- ---------------- ----------------
Continued...

On  May 17, 2001, the Company issued a $470,576 (CAD$750,000) convertible debenture bearing interest at 8% per annum paid semi-annually maturing May
    17, 2002. During the period ended March 31, 2002, the Company redeemed a principal balance of $300,000. Subsequent to March 31, 2002, the maturity date of the debenture was extended to May 17, 2003 for consideration of warrants to acquire 50,000 common shares at $2.00 per share expiring May 17,
    2004 (Note 15). The convertible debenture was issued with detachable share purchase warrants with a relative fair value of $132,904 to acquire 137,868 common shares at $4.16 (CAD$6.40) per share. The relative fair value of the warrants was recorded as a credit to common stock and a discount on the issuance of the debenture. The amortization of such discount on the issuance of the debenture results in an effective interest rate of 47%. In calculating the relative value of the warrants, the Company utilized the
    Black-Scholes option pricing model to estimate the fair value of the warrants and utilized a discount rate of 22% to estimate the fair value of the debenture. The following key assumptions were used in the Black-Scholes model: risk-free interest rate of 4%; volatility of 109%; no assumed dividend yield; and expected life of 1 year. The debenture is convertible into 55,147 common shares of the Company at $3.42 (CAD$5.44) per share. The intrinsic value of the beneficial conversion feature of $132,904 was charged to interest expense for the year ended September 30, 2001. Interest may be paid by the Company issuing common shares valued at the market close price immediately preceding the interest payment due date. The Company incurred finders' fees of $50,479 on issuance of the debenture which have been
    recorded as debt issuance costs.                                                        185,220          470,576

On  July 13, 2001, the Company issued a $750,000 convertible debenture bearing interest at 8% per annum paid semi-annually maturing January 13, 2003. The convertible debenture was issued with detachable share purchase warrants with a relative fair value of $304,937 to acquire 265,957 common shares at
    $3.32 per share. The relative fair value of the warrants was recorded as a credit to common stock and a discount on the issuance of the debenture. The amortization of such discount on the issuance of the debenture results in an effective interest rate of 51%. In calculating the relative value of the warrants, the Company utilized the Black-Scholes option pricing model to estimate the fair value of the warrants and utilized a discount rate of
    21.8% to estimate the fair value of the debenture. The following key assumptions were used in the Black-Scholes model: risk-free interest rate of
    3.9%; volatility of 103%; no assumed dividend yield; and expected life of
    1.5 years. The debenture is convertible into 265,957 common shares of the
    Company at $2.82 per share. The intrinsic value of the beneficial conversion feature of $304,937 was charged to interest expense for the year ended
    September 30, 2001. Interest may be paid by the Company issuing common shares valued at the market close price immediately preceding the interest payment due date. The Company incurred finders' fees of $73,348 on issuance
    of the debenture which have been recorded as debt issuance costs.                       750,000          750,000


                                  - continued -

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited)
================================================================================

9.       CONVERTIBLE LOANS (cont'd...)

=================================================================================== ================ ================
                                                                                           March 31,    September 30,
                                                                                                2002             2001
----------------------------------------------------------------------------------- ---------------- ----------------
Continued...

On December 10, 2001, the Company issued a $1,000,000 convertible note bearing interest at 12% per annum paid monthly maturing September 16, 2002 or earlier from the aggregate proceeds of the following:

     i) 50% of the gross cash proceeds from the Company's interest in the North Hell Hole Bayou prospect;

     ii) 25% of the gross cash proceeds from the operations or sale of any other oil and gas property;

     iii) 50% of the net proceeds in excess of $1,000,000 from any subsequent debt or equity financings.

    The convertible note was issued with detachable share purchase warrants with a relative fair value of $231,969 to acquire 335,000 common shares at $1.92 per share. The relative fair value of the warrants was recorded as a credit to common stock and a discount on the issuance of the note. The amortization of such discount on the issuance of the note results in an effective interest rate of 54%. In calculating the relative value of the warrants, the
    Company utilized the Black-Scholes option pricing model to estimate the fair value of the warrants and utilized a discount rate of 20% to estimate the fair value of the note. The following key assumptions were used in the
    Black-Scholes model: risk-free interest rate of 3.0%; volatility of 92%; no assumed dividend yield; and expected life of 1 year. The note is convertible into 520,836 common shares of the Company at $1.92 per share. The intrinsic value of the beneficial conversion feature of $325,720 was charged to interest expense for the period ended March 31, 2002. At the option of the lender, interest may be paid by the Company issuing common shares valued at the market close price immediately preceding the interest payment due date.
    The Company has been granted a waiver requiring repayment of 50% of the
    proceeds of the convertible debenture issued March 22, 2002.                          1,000,000              --

On  March 20, 2002, the Company issued a $232,558 (CAD$375,000) convertible debenture bearing interest at 10% per annum paid quarterly maturing 24 months from date of regulatory approval. Detachable share purchase warrants with a relative fair value of $50,872 to acquire 201,612 common shares at
    $1.18 (CAD$1.86) per share will be issued on regulatory approval. The relative fair value of the warrants was recorded as a credit to common stock and a discount on the issuance of the debenture. The amortization of such discount on the issuance of the debenture results in an effective interest rate of 24%. In calculating the relative value of the warrants, the Company utilized the Black-Scholes option pricing model to estimate the fair value of the warrants and utilized a discount rate of 20% to estimate the fair value of the debenture. The following key assumptions were used in the
    Black-Scholes model: risk-free interest rate of 4.5%; volatility of 67%; no assumed dividend yield; and expected life of 2 years. The debenture is convertible into 201,612 common shares of the Company at $1.18 (CAD$1.86)
    per share. Interest may be paid by the Company issuing common shares valued at the market close price immediately preceding the interest payment due
    date.                                                                                   232,558              --

                                  - continued -

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited)
================================================================================


9.       CONVERTIBLE LOANS (cont'd...)

=================================================================================== ================ ================
                                                                                          March 31,    September 30,
                                                                                               2002             2001
----------------------------------------------------------------------------------- ---------------- ----------------
Continued...

On  March 22, 2002, the Company issued a $2,000,000 convertible debenture bearing interest at 10% per annum paid quarterly maturing September 22, 2003 and secured by the Company's interest in the North Hell Hole Bayou Project.
    The convertible debenture was issued with detachable share purchase warrants with a relative fair value of $624,056 to acquire 1,063,830 common shares at
    $1.88 per share. The relative fair value of the warrants was recorded as a credit to common stock and a discount on the issuance of the debenture. The amortization of such discount on the issuance of the debenture results in an effective interest rate of 38%. In calculating the relative value of the warrants, the Company utilized the Black-Scholes option pricing model to estimate the fair value of the warrants and utilized a discount rate of 20%
    to estimate the fair value of the debenture. The following key assumptions were used in the Black-Scholes model: risk-free interest rate of 4.4%;
    volatility of 75%; no assumed dividend yield; and expected life of 1.5 years. The debenture is convertible into 1,063,830 common shares of the
    Company at $1.88 per share. The intrinsic value of the beneficial conversion feature of $715,567 was charged to interest expense for the period ended
    March 31, 2002. Interest may be paid by the Company issuing common shares valued at the market close price immediately preceding the interest payment due date. The Company incurred finders' fees of $200,000 on issuance of the
    debenture which have been recorded as debt issuance costs.                            2,000,000               --
                                                                                    ---------------  ---------------

Total convertible debt                                                                    4,667,778        2,720,576
Unamortized discount                                                                     (1,070,166)        (842,268)
                                                                                    ---------------  ---------------

Net convertible loans                                                                     3,597,612        1,878,308
Current portion                                                                          (1,851,000)      (1,032,042)
                                                                                    ---------------  ---------------

                                                                                    $     1,746,612  $       846,266
=================================================================================== ================ ===============

         Long-term debt repayable over the next five years is as follows:

     2002                                                                           $     1,851,001
     2003                                                                                 1,746,611
                                                                                    ---------------

                                                                                    $     3,597,612
                                                                                    ===============

10.      COMMON STOCK

         The issued and outstanding common shares entitle the holders to vote and receive dividends when declared. In the event of the Company's liquidation, dissolution or winding up, shareholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited)
================================================================================

10.      COMMON STOCK (cont'd...)

         Subsequent to March 31, 2002, the Company consolidated its common stock on a 2 old for 1 new basis. Accordingly, all references to number of common shares and per share data in the accompanying financial statements have been adjusted to reflect the consolidation on a retroactive basis.

         Included in issued and outstanding shares at March 31, 2002 are 122,688 (September 30, 2001 - 310,188) common shares that are escrowed shares and may not be traded until approval is received from the regulatory authorities.

         During the year ended September 30, 2001 the Company issued the following:

         a) 2,533,878 shares of common stock for gross cash proceeds of $4,666,251 pursuant to private placements and the exercise of options and warrants. Offering costs of $397,224 were paid or accrued resulting in net cash proceeds of $4,269,027.

         b) 36,341 shares of common stock valued at $89,708 as payment of finders' fees relating to the issuance of convertible loans.

         c) 58,928 shares of common stock valued at $117,401 for the acquisition of mineral properties.

         d) 17,618 shares of common stock valued at $40,377 in payment of interest accrued on convertible loans.

         e) 300,000 stock options to non-employees valued at $710,000 of which 156,250 stock options are fully vested resulting in consulting expenses of $370,375.

         f) 653,825 detachable share purchase warrants valued at $635,257 with the convertible loans and a conversion feature with an intrinsic value of $635,257.

         During the period ended March 31, 2002, the Company issued the following:

         a) 740,741 shares of common stock valued at $699,892 pursuant to the conversion of a convertible note with a face value of $1,000,000 and an unamortized discount of $300,108.

         b) 34,258 shares of common stock valued at $68,743 in payment of interest accrued on convertible loans.

         c) 1,523,830 detachable share purchase warrants valued at $906,897 with a convertible note and a conversion feature with an intrinsic value of $1,041,287.

         d) 105,340 shares of common stock valued at $200,000 as payment of finders' fees relating to the issuance of convertible loans.

         e) 35,440 shares of common stock valued at $60,200 as a bonus to the lender of a promissory note.

         f) 297,500 units for gross cash proceeds of $1,000,000 pursuant to a private placement. Each unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share at a price of CAD$6.10 (USD$3.95) per share expiring January 4, 2003. Offering costs of 20,809 shares and $27,044 cash were paid resulting in net cash proceed of $972,956 (Note 8).

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited)
================================================================================


10.      COMMON STOCK (cont'd...)

         g) 200,000 stock options to non-employees valued at $251,000 of which 50,000 stock options are fully vested resulting in consulting expenses of $62,750.

11.      STOCK OPTIONS AND WARRANTS

         Stock option plan

         The Company has a stock option plan whereby, from time to time at the discretion of the Board of Directors, stock options are granted to directors, officer, employees and certain consultants. The maximum number of shares reserved for issue under the plan is 2,240,000. Options issued under the plan expire not more than five years after the grant date and vest at a rate of 25% on regulatory approval and 12.5% every quarter thereafter.

         The following options to acquire common shares of the Company are outstanding at March 31, 2002:

================================================================================

                                  Number                       Exercise
                               of Shares                          Price         Expiry Date
------------------- --------------------- ------------------------------  -------------------------------------
Options                          400,000            CAD$3.00 (USD$1.92)   January 18, 2005
                                 320,000            CAD$2.00 (USD$1.28)   May 3, 2005
                                 106,500            CAD$3.00 (USD$1.92)   September 14, 2005
                                 232,500            CAD$3.00 (USD$1.92)   January 16, 2006
                                 340,000            CAD$3.00 (USD$1.92)   April 24, 2006
                                  50,000            CAD$3.00 (USD$1.92)   June 25, 2006
                                 150,000            CAD$3.00 (USD$1.92)   August 16, 2006
                                 450,000            CAD$3.00 (USD$1.92)   January 25, 2007
                                 150,000            CAD$3.00 (USD$1.92)   February 1, 2007
                                  50,000            CAD$3.00 (USD$1.92)   February 12, 2007
========================================================================  =====================================

      The following warrants to acquire common shares of the Company are outstanding at March 31, 2002:

================================================================================

                                     Number                Exercise
                                  of Shares                   Price             Expiry Date
------------------- ------------------------ -----------------------  -------------------------------------
Warrants                            402,434                CAD$4.80   May 15, 2002
                                    137,868                CAD$6.40   May 17, 2002
                                    525,026                CAD$2.50   August 10, 2002
                                     90,000                CAD$3.00   August 10, 2002
                                    740,741                USD$1.50   September 21, 2002
                                    250,000                USD$2.40   December 18, 2002
                                  1,063,830                USD$1.88   August 22, 2004
                                    335,000                USD$1.92   January 10, 2003
                                    265,957                USD$3.32   January 13, 2003
                                    148,750                CAD$6.10   January 4, 2003
====================================================================  =====================================

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited)
================================================================================


12.      RELATED PARTY TRANSACTIONS

         The Company paid or accrued professional fees of $47,727 (fiscal 2001 - $128,782) to a law firm in which a director of the Company is a partner and to a company controlled by a director of the Company.

         The transactions were in the normal course of operations and were measured at the exchange amount unless otherwise noted which is the amount of consideration established and agreed to by the related parties.

13.      SEGMENTED INFORMATION

         The Company operates in one reportable operating segment being oil and gas exploration projects in the United States. Details of assets, liabilities and operating results by geographical segment are as follows:

=================================================================================== ================ ================

                                                                                          Six Month        Six Month
                                                                                       Period Ended     Period Ended
                                                                                          March 31,        March 31,
                                                                                               2002             2001
----------------------------------------------------------------------------------- ---------------- ----------------
Revenue for the period
    United States                                                                   $            --  $        61,465
=================================================================================== ================ ================

Loss for the period
    Canada                                                                          $    (1,659,914) $      (593,632)
    United States                                                                        (2,076,447)        (934,484)
                                                                                    ---------------  ----------------

                                                                                    $    (3,736,361) $    (1,528,116)
=================================================================================== ================ ================

Identifiable assets
    Canada                                                                          $       349,774  $       273,254
    United States                                                                        13,769,206        7,888,799
                                                                                    ---------------  ----------------

                                                                                    $    14,118,980  $     8,162,053
=================================================================================== ================ ================

14.      SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

         Significant non-cash transactions during the period ended March 31, 2002:

         a) The Company issued 1,523,830 detachable share purchase warrants with a relative fair value of $906,897 accounted for as a discount on the debt. The convertible debt issued during the period also had an intrinsic value of $1,041,287 which was charged to interest expense for the period.

         b) The Company issued 740,741 common shares valued at $699,892 pursuant to the conversion of a convertible note with a face value of $1,000,000 and an unamortized discount of $300,108.

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited)
================================================================================


14.      SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont'd...)

         c) The Company issued 297,500 units pursuant to a private placement. Each unit consist of one common share and one-half of one share purchase warrant. Proceeds of $984,956 were received during the year ended September 30, 2001 and reclassified as a common stock upon completion of the private placement.

         d) The Company issued 105,340 common shares with a value of $200,000 in payment of finders' fees.

         e) The Company issued 34,258 common shares with a value of $68,743 in payment of interest.

         f) The Company issued 35,440 common shares with a value of $60,200 in payment of a bonus to the lender of the promissory note.

         g) The Company issued 200,000 options to purchase common shares with a fair value of $251,000 for compensation services to non-employees of which $62,750 has vested and been recorded as consulting expense.

         Significant non-cash transactions during the period ended March 31, 2001:

         a) The Company issued 500,000 detachable share purchase warrants with a relative fair value of $197,418 accounted for as a discount on the debt. The conversion feature also had an intrinsic value of $197,418 which was charged to interest expense for the period.

         b) The Company issued 42,568 common shares with a value of $41,360 in payment of finders' fees.

         c) The Company issued 117,857 common shares with a value of $117,401 for the acquisition of oil and gas properties.

         d) The Company issued 200,000 options to purchase common shares with a fair value of $238,000 for compensation services to non-employees.

15.      SUBSEQUENT EVENTS

         Subsequent to the period ended March 31, 2002, the Company entered into to following transactions:

         a) The Company issued a warrant to acquire 25,645 common shares at CAD$2.48 per share expiring November 8, 2003 as a bonus to the lender of a $100,000 promissory note (Note 7).

         b) Warrants to acquire 402,434 common shares at CAD$4.80 per share and 137,868 common shares at CAD$6.40 per share expired unexercised.

         c) Effective May 2, 2002, options to acquire common shares of the Company quoted in Canadian dollars were converted into US Dollars at a rate of USD$0.64 for every CAD$1.00.

         d) The Company, pursuant to an option agreement, sold 50% of it's interest in the Hackberry Project for proceeds of $350,000 applied to the face value of $1,000,000 convertible debenture maturing September 16, 2002.

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(Unaudited)
================================================================================


15.      SUBSEQUENT EVENTS (cont'd...)

         e) The Company extended the maturity date of a convertible debenture with a face value of $185,220 (CAD$294,500) from May 17, 2002 to May17, 2003 in consideration of warrants to acquire 50,000 common shares at $2.00 per share expiring May 17, 2004.

         f) The Company sold a 10.2% limited partnership interest in the Touchstone Resources-2001 Hackberry Drilling Fund, L.P. for cash proceeds of $400,000.

         g) The Company received proceeds of $1,550,000 pursuant to negotiations to issue a convertible debenture with detachable share purchase warrants.

                            TOUCHSTONE RESOURCES LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2001

DAVIDSON & COMPANY === Chartered Accountants ===== A Partnership of Incorporated
                                                          Professionals


                          INDEPENDENT AUDITORS' REPORT


To the Shareholders and the Board of Directors of Touchstone Resources Ltd.

We have audited the accompanying consolidated balance sheet of Touchstone Resources Ltd. as at September 30, 2001 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Touchstone Resources Ltd. as at September 30, 2000 and for the year then ended were audited by other auditors whose report dated July 6, 2001 (except for Note 18, as to which the date is January 16, 2002) expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Touchstone Resources Ltd. as at September 30, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that Touchstone Resources Ltd. will continue as a going concern. As discussed in
Note 1 to the financial statements, unless the Company attains future profitable operations and/or obtains additional financing, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                           "DAVIDSON & COMPANY"

Vancouver, Canada                                          Chartered Accountants

January 16, 2002


                          A Member of SC INTERNATIONAL
                          ============================
          1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre,
                         Vancouver, BC, Canada, V7Y 1G6
                   Telephone (604) 687-0947 Fax (604) 687-6172

TOUCHSTONE RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30
================================================================================

                                                                                                        2001             2000
-------------------------------------------------------------------------------------------- ---------------- ---------------
                                                                                                                    (Restated
                                                                                                                     Note 18)
ASSETS

Current
    Cash and equivalents                                                                     $       737,051  $       450,080
    Receivables                                                                                        8,925           18,865
    Due from related party                                                                             3,539            6,928
                                                                                             ---------------  ---------------

    Total current assets                                                                             749,515          475,873

Capital assets (Note 3)                                                                               51,346            7,781

Oil and gas properties, unproved (Note 4)                                                         10,375,383        4,911,896

Debt issuance costs (Note 5)                                                                         182,241           98,598

Investment and advances (Note 6)                                                                     323,552               --
                                                                                             ---------------  ---------------

Total assets                                                                                 $    11,682,037  $     5,494,148
============================================================================================ ================ ===============


                                  - continued -


              The accompanying notes are an integral part of these
                       consolidated financial statements.

TOUCHSTONE RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30
================================================================================

                                                                                                        2001             2000
-------------------------------------------------------------------------------------------- ---------------- ----------------
                                                                                                                    (Restated
                                                                                                                     Note 18)

Continued...

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
    Accounts payable and accrued liabilities                                                 $     1,616,830  $       163,307
    Due to related parties                                                                            26,611           69,290
    Promissory notes payable                                                                              -           120,000
    Interest payable                                                                                 118,609           14,724
    Loan payable (Note 7)                                                                            984,956               --
    Convertible loans (Note 8)                                                                     1,032,042               --
                                                                                             ---------------  ---------------

    Total current liabilities                                                                      3,779,048          367,321

Convertible loans (Note 8)                                                                           846,266          675,383
                                                                                             ---------------  ---------------

Total liabilities                                                                                  4,625,314        1,042,704
                                                                                             ---------------  ---------------

Stockholders' equity
    Common stock (Note 9)
       Authorized
             100,000,000  common shares without par value
       Issued
              23,222,620  common shares (September 30, 2000 - 17,929,089)                         13,239,792        6,742,765
    Unearned compensation                                                                           (339,625)              --
    Deficit                                                                                       (5,843,444)      (2,291,321)
                                                                                             ---------------  ---------------

                                                                                                   7,056,723        4,451,444
                                                                                             ---------------  ---------------

Total liabilities and stockholders' equity                                                   $    11,682,037  $     5,494,148
============================================================================================ ================ ===============

Nature and continuance of operations (Note 1)

Commitments and agreements (Note 11)

Subsequent events (Note 17)


              The accompanying notes are an integral part of these
                       consolidated financial statements.

TOUCHSTONE RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEAR ENDED SEPTEMBER 30
================================================================================

                                                                                                        2001             2000
-------------------------------------------------------------------------------------------- ---------------- ----------------
                                                                                                                    (Restated
                                                                                                                     Note 18)
REVENUE
    Oil and gas revenue                                                                      $       123,411  $        31,908
                                                                                             ---------------  ---------------

EXPENSES
    Consulting                                                                                       637,240        1,028,205
    Costs of drilling exploratory dry holes                                                          159,045           90,165
    Depletion and amortization                                                                       178,812            1,916
    Finders fees                                                                                      75,000               --
    Foreign exchange                                                                                  63,483           61,767
    Investor relations                                                                                77,945               --
    Office and general                                                                               248,695          101,961
    Operating expenses                                                                                35,267           12,728
    Professional fees                                                                                378,961          151,907
    Rent                                                                                              94,927           47,221
    Travel and entertainment                                                                         296,279          153,754
    Wages and benefits                                                                               541,495           44,434
                                                                                             ---------------  ---------------

                                                                                                   2,787,149        1,694,058


Loss from operations                                                                              (2,663,738)      (1,662,150)
                                                                                             ---------------  ---------------


OTHER ITEMS
    Gain on sale of operating interest, net (Note 4)                                                 490,804           10,167
    Interest expense                                                                              (1,226,694)        (459,258)
    Interest and other income                                                                         29,701               --
    Equity loss                                                                                     (182,196)              --
                                                                                             ---------------  ---------------

                                                                                                    (888,385)        (449,091)
                                                                                             ---------------  ---------------


Loss for the year                                                                            $    (3,552,123) $    (2,111,241)
============================================================================================ ================ ================

Basic and diluted loss per share                                                             $         (0.17) $         (0.18)
============================================================================================ ================ ================

Basic and diluted weighted average number of shares outstanding                                   20,850,274       11,909,985
============================================================================================ ================ ================


              The accompanying notes are an integral part of these
                       consolidated financial statements.

TOUCHSTONE RESOURCES LTD.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
================================================================================


                                                               Common Stock                                                    Total
                                                       -----------------------------         Unearned                  Stockholders'
                                                           Shares         Amount         Compensation         Deficit         Equity
-----------------------------------------------        -------------- --------------    -------------- -------------- --------------

Balance, September 30, 1999                                 8,177,002    $ 2,498,049    $        --     $  (180,080)    $ 2,317,969

Issuance of common stock for:
  Cash                                                      3,447,106      2,126,971             --              --       2,126,971
  Exercise of special warrants                              5,523,000             --             --              --              --
  Finders' fees                                               781,981         99,745             --              --          99,745
Issuance of convertible loans                                      --      1,000,000             --              --       1,000,000
Issuance of options for consulting services                        --      1,018,000             --              --       1,018,000
Net loss for the year                                              --             --             --      (2,111,241)     (2,111,241)
                                                          -----------    -----------    -----------     -----------     -----------

Balance September 30, 2000 (Restated Note 18)              17,929,089      6,742,765             --      (2,291,321)      4,451,444

Issuance of common stock for:
  Cash                                                      5,067,756      4,269,027             --              --       4,269,027
  Finders' fees                                                72,682         89,708             --              --          89,708
  Oil and gas properties                                      117,857        117,401             --              --         117,401
  Interest                                                     35,236         40,377             --              --          40,377
Issuance of convertible loans                                      --      1,270,514             --              --       1,270,514
Issuance of options for
  consulting services                                              --        710,000       (339,625)             --         370,375
Net loss for the year                                              --             --             --      (3,552,123)     (3,552,123)
                                                          -----------    -----------    -----------     -----------     -----------

Balance September 30, 2001                                 23,222,620    $13,239,792    $  (339,625)    $(5,843,444)    $ 7,056,723
======================================================    ===========    ===========    ===========     ===========     ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

TOUCHSTONE RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED SEPTEMBER 30
================================================================================

                                                                                                        2001             2000
-------------------------------------------------------------------------------------------- ---------------- ----------------
                                                                                                                    (Restated
                                                                                                                     Note 18)
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss for the year                                                                    $    (3,552,123) $    (2,111,241)
    Items not involving cash:
       Depletion and amortization                                                                    178,812            1,916
       Gain on sale of operating interest                                                           (490,804)         (10,167)
       Intrinsic value of beneficial conversion feature of convertible debt                          635,257          430,185
       Equity loss                                                                                   182,196               --
       Options issued for compensation                                                               370,375        1,018,000
       Shares issued for payment of interest                                                          40,377               --
       Accrued interest payable                                                                      103,886           14,724
       Amortization of discount on convertible debt                                                  357,606            5,198
       Amortization of debt issue costs                                                               81,544            1,147
       Credit received on dry hole costs                                                             (99,719)              --

    Changes in non-cash working capital balances:
       (Increase) decrease in receivables                                                              9,940          (29,600)
       Increase in accounts payable and accrued liabilities                                        1,453,522           89,506
                                                                                             ---------------  ---------------

    Net cash used in operating activities                                                           (729,131)        (590,332)
                                                                                             ---------------  ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchase of oil and gas properties                                                            (6,762,289)      (2,401,411)
    Purchase of capital assets                                                                       (50,170)          (3,302)
    Proceeds from sale of operating interest                                                       1,834,519           65,000
    Investment in and advances to affiliate                                                         (505,748)              --
    Due from related parties                                                                           1,458           (4,997)
                                                                                             ---------------  ---------------

    Net cash used in investing activities                                                         (5,482,230)      (2,344,710)
                                                                                             ---------------  ---------------


CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from loan payable                                                                       984,956               --
    Proceeds from issuance of capital stock                                                        4,269,027        2,126,971
    Deferred finance fees                                                                            (75,479)              --
    Proceeds from issuance of convertible loans                                                    1,480,576        1,240,000
    Proceeds from short-term debt                                                                         --          120,000
    Principal payments on short-term debt                                                           (120,000)         (70,457)
    Decrease in due to related parties                                                               (40,748)         (35,352)
                                                                                             ---------------  ---------------

    Net cash provided by financing activities                                                      6,498,332        3,381,162
                                                                                             ---------------  ---------------

                                  - continued -

              The accompanying notes are an integral part of these
                       consolidated financial statements.

TOUCHSTONE RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED SEPTEMBER 30
================================================================================

                                                                                                        2001             2000
-------------------------------------------------------------------------------------------- ---------------- ----------------
                                                                                                                    (Restated
                                                                                                                     Note 18)

Continued...

Increase in cash and equivalents for the year                                                        286,971          446,120


Cash and equivalents, beginning of year                                                              450,080            3,960
                                                                                             ---------------  ---------------

Cash and equivalents, end of year                                                            $       737,051  $       450,080
============================================================================================ ================ ===============

Supplemental disclosure with respect to cash flows (Note 16)


              The accompanying notes are an integral part of these
                       consolidated financial statements.

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001
================================================================================

1.       NATURE AND CONTINUANCE OF OPERATIONS

         The Company is incorporated under the laws of British Columbia and its principal business activity consists of exploration and development of oil and gas properties to determine whether they contain economically recoverable resources.

         On September 30, 1999 the Company issued 5,523,000 common shares and 5,523,000 special warrants to acquire 100% of the issued and outstanding shares of Fortis Energy, LLC ("Fortis"). Each special warrant entitled the holder, without payment of additional consideration, to one fully-paid common share of the Company. During the year ended September 30, 2000 the special warrants were converted into 5,523,000 common shares of the Company without payment of any additional consideration. As a result of this transaction the former shareholders of Fortis acquired control over a majority of the shares of the Company. Accordingly, the transaction has been treated for accounting purposes as a recapitalization of the Company and, therefore, these financial statements represent a continuation of the legal subsidiary, Fortis, not the Company, as the legal parent.

         In accounting for this transaction Fortis is deemed to be the purchaser and parent company for accounting purposes. Accordingly, its net assets are included in the consolidated balance sheet at their historical book values. The historical cost financial statements are issued under the name of the Company and are a continuation of the financial statements of Fortis, with equity amounts of Fortis retroactively restated to reflect the number of shares received in the business combination.

         Going concern

         These financial statements have been prepared in accordance with United States generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future. Management is actively pursuing additional equity and debt financing sources to finance future operations.

=================================================================================== ================ ================
                                                                                               2001             2000
----------------------------------------------------------------------------------- ---------------- ----------------
Accumulated deficit                                                                 $    (5,843,444) $    (2,291,321)
Working capital (deficiency)                                                             (3,029,533)         108,552
=================================================================================== ================ ================

2.       SIGNIFICANT ACCOUNTING POLICIES

         Use of estimates

         The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of expenses during the period. Actual results could differ from those reported.

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001
================================================================================

2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

         Principles of consolidation

         These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Fortis and Touchstone Resources USA, Inc. ("Touchstone USA"). Fortis is a Texas limited liability company and Touchstone USA is a Texas corporation. All significant inter-company balances and transactions have been eliminated.

         Cash and equivalents

         The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

         Capital assets and amortization

         Capital assets are recorded at cost less accumulated amortization. Amoritzation is being provided for annually using the straight-line method over the following years:

         Office and computer equipment                 5 years
         Furniture and fixtures                        7 years
         Leasehold improvements                        15 years

         Oil and gas properties

         The Company utilizes the full cost method to account for its investment in oil and gas properties. Under this method, all costs of acquisition, exploration and development of oil and gas reserves, including such costs as leasehold acquisition costs, geological expenditures, tangible and intangible development costs and direct internal costs, are capitalized as incurred. As at September 30, 2001, the Company has no properties with proven and probable reserves. Should the Company have properties with proven reserves, the cost of these oil and gas properties will be depleted and charged to operations using the unit-of-production method based on the ratio of current production to proved oil and gas reserves as estimated by independent engineering consultants.

         Costs directly associated with the acquisition and evaluation of unproved properties are excluded from the depletion computation until it is determined whether or not proved reserves can be assigned to the properties or whether impairment has occurred. If the results of an annual assessment indicate that the properties are impaired, the amount of the impairment along with the costs of drilling exploratory dry holes and geological and geophysical costs that cannot be directly associated with specific unevaluated properties are charged to operations for the year. Should the Company have properties with proven reserves, the costs are added to the capitalized costs subject to depletion.

         During the year ended September 30, 2001, the Company sold its only oil and gas property with proved reserves. Prior to the sale, depletion totaling $172,207 (2000 - $Nil) has been recognized in the operations for the year on the proved property.

         Internal costs not directly associated with acquisition, exploration and development activities are expensed as incurred. No internal costs are capitalized as at September 30, 2001.

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001
================================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

         Revenue recognition and gas imbalances

         The Company uses the sales method of accounting for revenue. Under this method, oil and gas revenues are recorded when oil and natural gas production is sold to purchasers on its behalf and collection is reasonably assured.

         Gas imbalances are created, but not recorded, when the sales amount is not equal to the Company's entitled share of production. Gas imbalances as of September 30, 2001 and 2000 were insignificant.

         Financial instruments

         The Company's financial instruments consist of cash and equivalents, receivables, due from related party, convertible loans, due to related parties, accounts payable and accrued liabilities, interest payable and loan payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

         Foreign currency translation

         The primary economic environment in which the Company operates is the United States, and the Company's functional currency for all operations worldwide is the U.S. dollar. Non-monetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Income statement accounts are translated at average rates for the year. Gains and losses from translation of foreign currency financial statements into U.S. dollars are included in current results of operations. Gains and losses resulting from foreign currency transactions are also include in current results of operations.

         Debt issuance costs

         Debt issuance costs are comprised of finders fees in connection with the issuance of convertible loans. The finders fees are capitalized and are charged to interest expense over the term of the debt using the interest method.

         Stock-based compensation plan

         SFAS No. 123, "Accounting for Stock-Based Compensation", encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and has adopted the disclosure only provisions of SFAS
         123. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

         The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of SFAS 123 and the Emerging Issues Task Force consensus in Issue No. 96-18 ("EITF 96-18"), "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services". The measurement date is the earlier of either the performance commitment by the option holder or the date at which the option holder's performance is complete.

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001
================================================================================

2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

         Future income taxes

         Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

         Concentration of credit risk

         The Company is exposed to credit losses in the event of non-performance by the counterparties to the financial instruments, but does not expect any counterparties to fail to meet their obligations. The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties. Also from time to time, cash balances in one of the Company's U.S. bank accounts exceed federally insure limits. These funds may be redeemed upon demand.

         Loss per share

         Basic loss per share is based on the weighted average number of common shares outstanding during the year.

         Diluted loss per share considers the dilutive impact of the conversion of outstanding stock options and warrants as if the events had occurred at the beginning of the year. For the years ended September 30, 2001 and 2000, this calculation proved to be anti-dilutive.

         The 620,376 escrow shares are considered contingently issuable and are not included in the number of common shares outstanding during the years ended September 30, 2001 and 2000.

         Comparative figures

         Certain comparative figures have been reclassified to conform with the current year's presentation.

         New accounting pronouncements

         Effective June 1, 2001, the Company adopted the SEC's Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," ("SAB 101"). SAB 101 provides guidance related to revenue recognition.

         In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all future business combinations and specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives, and reviewed for impairment in accordance with SFAS No. 121. The Company has adopted the provisions of SFAS 141 and SFAS 142 as of July 1, 2001.

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001
================================================================================


2.       SIGNIFICANT ACCOUNTING POLICIES (cont'd...)


         New accounting pronouncements (cont'd...)

         In July 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143") "Accounting for Asset Retirement Obligations" that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets. The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. SFAS 143 is required to be adopted effective January 1, 2003.

         In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144") "Accounting for the Impairment or Disposal of Long-Lived Assets" that supersedes Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 is required to be adopted effective January 1, 2002.

         The adoption of these new pronouncements is not expected to have a material effect on the Company's financial position or results of operations.

         Investment

         The Company accounts for its investment in a company over which it has significant influence using the equity basis of accounting, whereby the investments is initially recorded at cost, adjusted to recognize the Company's share of earnings or losses of the investee company and reduced by dividends received.


3.       CAPITAL ASSETS

================================================================================

                                             2001                                            2000
                         --------------------------------------------    --------------------------------------------
                                           Accumulated       Net Book                      Accumulated       Net Book
                                   Cost   Amortization          Value              Cost   Amortization          Value
------------------------ -------------- -------------- --------------    -------------- -------------- --------------
Office and
  computer
  equipment              $      35,293  $       7,011  $      28,282     $      10,060  $       2,279  $       7,781
Furniture and
  fixtures                      13,085          1,083         12,002                --             --             --
Leasehold
  improvements                  11,852            790         11,062                --             --             --
                         -------------  -------------  -------------     -------------  -------------  -------------

                         $      60,230  $       8,884  $      51,346     $      10,060  $       2,279  $       7,781
======================== =============  =============  =============     =============  =============  =============

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001
================================================================================


4.       OIL AND GAS PROPERTIES

=================================================================================== ================ ================
                                                                                               2001             2000
----------------------------------------------------------------------------------- ---------------- ----------------
Brookshire Dome Field, Waller County, Texas
    The Company held a 20% working interest in oil and gas leases in the
    Brookshire Field in Waller County, Texas. The Company's net revenue interest varied on a lease to lease basis depending upon the outstanding royalties and levels of partnership participation. In July, 2001, the Company sold its
    20% working interest in the Brookshire prospect for cash proceeds of
    $l,250,000 and recognized a gain on the sale of $490,804. All capitalized costs associated with the Brookshire prospect were written off as was the associated amortization of oil and gas properties recorded for these capitalized costs. The total capitalized costs associated with the
    Brookshire prospect (only proved properties in full cost pool) as of the
    sales date was $931,403 and associated depletion of $172,207.                   $            --  $       427,297

Waha/Lockridge Project, Pecos, Ward and Reeves Counties, Texas
    In 1999, the Company acquired the rights to seismic data and leasehold interests in certain prospects in the Waha/Lockridge Project. In January,
    2001, the Company farmed out its interest in the prospects, retaining a 12.5%
    interest. The Company also sold a portion of a prospect for cash proceeds of
    $245,000. The payment was recorded as a reduction of the capitalized
    acquisition costs of the Waha-Lockridge Project.                                      3,621,361        3,009,854

South Wink Project, West Texas and Southeast New Mexico
    On August 31, 2000, the Company entered into an exploration agreement with
    Blue Star Oil & Gas, Inc. to explore for oil and gas in the Permian Basin.
    The Company has a 9.375% working interest in the project.                             3,584,151        1,353,125

Hackberry Project, Jefferson County, Texas
    On February 7, 2001, the Company entered into an exploration agreement to explore for oil and gas in Jefferson County, Texas. The Company has working interests ranging from 12.5% to 24% in the project. During the year, the
    Company sold a portion of its interest for cash proceeds of $339,519.                   973,902               --

North Hell Hole Bayou Project, Vermilion Parish, Louisiana
    On April 18, 2001, the Company entered into an agreement to drill the North
    Hell Hole Bayou Prospect in Vermillion Parish, Louisiana. The Company has a
    9% working interest in the project.                                                   1,386,823               --


                                  - continued -

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001
================================================================================

4.       OIL AND GAS PROPERTIES (cont'd...)

=================================================================================== ===============  ===============
                                                                                               2001             2000
----------------------------------------------------------------------------------- ---------------  ---------------

Continued...
East Texas Basin Project, Henderson, Smith and Van Zandt Counties, Texas
    On September 14, 2000, the Company entered into an exploration agreement to explore for oil and gas in Henderson, Smith and Van Zandt Counties, Texas.
    The Company has a 12.5% working interest in all of the prospects
    under the project.                                                                      598,851          121,620

St. Landry Prospect, Louisiana
    The Company  holds a 10%  working  interest in certain oil and gas leases
    in St. Landry prospect, Louisiana.                                                      210,295               --

Crowley Prospect, Louisiana
    The Company held a 10% working interest. During the current year, the
    Company performed exploration work resulting in a dry hole. The Company received a credit of $99,719 which was applied to exploration work on
    other properties resulting in a net cost on the dry hole of $159,045.                        --               --
                                                                                    ---------------  ---------------

                                                                                    $    10,375,383  $     4,911,896
=================================================================================== ===============  ===============

         The total costs incurred and excluded from amortization are summarized as follows:

================================================================== ===============  ===============  ===============
                                                                       Acquisition      Exploration
                                                                             Costs            Costs            Total
------------------------------------------------------------------ ---------------  ---------------  ---------------
Costs incurred during years ended:
    September 30, 2001                                             $     1,623,397  $     4,264,279  $     5,887,676
    September 30, 2000                                                   1,446,876          475,619        1,922,495
    September 30, 1999                                                   2,565,212               --        2,565,212
                                                                   ---------------  ---------------  ---------------

                                                                   $     5,635,485  $     4,739,898  $    10,375,383
================================================================== ===============  ===============  ===============

5.       DEBT ISSUANCE COSTS

======================== ============== ============== ==============    ============== ============== ==============
                                             2001                                            2000
                         -------------- -------------- --------------    -------------- -------------- --------------
                                           Accumulated       Net Book                      Accumulated       Net Book
                                   Cost   Amortization          Value              Cost   Amortization          Value
------------------------ -------------- -------------- --------------    -------------- -------------- --------------
Finders fees             $     264,932  $      82,691  $     182,241     $      99,745  $       1,147  $      98,598
======================== ============== ============== ==============    ============== ============== ==============

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001
================================================================================


6.       INVESTMENT AND ADVANCES

         The Company and Apache Tubular Services ("Apache") are equal members (50% ownership each) in Penrod Drilling L.L.C. ("Penrod"), which was organized on March 5, 2001. The Company contributed cash of $236,448 to Penrod while Apache contributed labor and parts to repair the purchased drilling rig and other supplies. The Company's equity in the loss of Penrod was $182,196 for the year ended September 30, 2001. The Company has also loaned Penrod $269,300 as of September 30, 2001.

7.       LOAN PAYABLE

         Loan payable represents advances relating to issuance of a $1,000,000 private placement. The funds are classified as loan payable pending the issuance of the private placement subsequent to September 30, 2001 (Note 17).

8.       CONVERTIBLE LOANS

=================================================================================== ================ ================
                                                                                               2001             2000
----------------------------------------------------------------------------------- ---------------- ----------------
On  September 21, 2000, the Company issued a $1,000,000 convertible note bearing interest at 8% per annum paid semi-annually maturing September 21, 2002. The convertible note was issued with detachable share purchase warrants with a relative fair value of $569,815 to acquire 1,481,481 common shares at $0.75 per share. The relative fair value of the warrants was recorded as a credit to common stock and a discount on the issuance of the note. The amortization of such discount on the issuance of the note results in an effective interest rate of 68%. In calculating the relative value of the warrants, the
    Company utilized the Black-Scholes option pricing model to estimate the fair value of the warrants and utilized a discount rate of 24.5% to estimate the fair value of the note. The following key assumptions were used in the
    Black-Scholes model: risk-free interest rate of 5.75%; volatility of 101%;
    no assumed dividend yield; and expected life of 2 years. The note is convertible into 1,481,481 common shares of the Company at $0.675 per share.
    The intrinsic value of the beneficial conversion feature of $430,185 was charged to interest expense for the year ended September 30, 2000. Interest may be paid by the Company issuing common shares valued at the market close price immediately preceding the interest payment due date. The Company incurred  finders'  fees of $99,745 on  issuance  of the note which have been
    recorded as debt issuance costs.                                                $     1,000,000  $     1,000,000

                                  - continued -

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001
================================================================================


8.       CONVERTIBLE LOANS (cont'd...)

=================================================================================== ================ ================
                                                                                               2001             2000
----------------------------------------------------------------------------------- ---------------- ----------------
Continued...

On  December 18, 2000, the Company issued a $500,000 convertible note bearing interest at 8% per annum paid semi-annually maturing December 18, 2002. The convertible note was issued with detachable share purchase warrants with a relative fair value of $197,416 to acquire 500,000 common shares at $1.20 per share. The relative fair value of the warrants was recorded as a credit to common stock and a discount on the issuance of the note. The amortization of such discount on the issuance of the note results in an effective interest rate of 39%. In calculating the relative value of the warrants, the
    Company utilized the Black-Scholes option pricing model to estimate the fair value of the warrants and utilized a discount rate of 24.5% to estimate the fair value of the note. The following key assumptions were used in the
    Black-Scholes model: risk-free interest rate of 5.6%; volatility of 101%; no assumed dividend yield; and expected life of 2 years. The note is convertible into 500,000 common shares of the Company at $1.00 per share.
    The intrinsic value of the beneficial conversion feature of $197,416 was charged to interest expense for the current year. Interest may be paid by the Company issuing common shares valued at the market close price immediately preceding the interest payment due date. The Company incurred finders' fees of $41,360 on issuance of the note which have been recorded as
    debt issuance costs.                                                                    500,000          240,000

On  May 17, 2001, the Company issued a $470,576 (CAD$750,000) convertible debenture bearing interest at 8% per annum paid semi-annually maturing May
    17, 2002. The convertible debenture was issued with detachable share purchase warrants with a relative fair value of $132,904 to acquire 275,735 common shares at $2.08 (CAD$3.20) per share. The relative fair value of the warrants was recorded as a credit to common stock and a discount on the issuance of the debenture. The amortization of such discount on the issuance of the debenture results in an effective interest rate of 47%. In calculating the relative value of the warrants, the Company utilized the
    Black-Scholes option pricing model to estimate the fair value of the warrants and utilized a discount rate of 22% to estimate the fair value of the debenture. The following key assumptions were used in the Black-Scholes model: risk-free interest rate of 4%; volatility of 109%; no assumed dividend yield; and expected life of 1 year. The debenture is convertible into 275,735 common shares of the Company at $1.71 (CAD$2.72) per share. The intrinsic value of the beneficial conversion feature of $132,904 was charged to interest expense for the current year. Interest may be paid by the
    Company issuing common shares valued at the market close price immediately preceding the interest payment due date. The Company incurred finders' fees of $50,479 on issuance of the note which have been recorded as debt issuance
    costs.                                                                                  470,576               --

                                  - continued -

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001
================================================================================

8.       CONVERTIBLE LOANS (cont'd...)

=================================================================================== ================ ================
                                                                                               2001             2000
----------------------------------------------------------------------------------- ---------------- ----------------
Continued...

On  July 13, 2001, the Company issued a $750,000 convertible debenture bearing interest at 8% per annum paid semi-annually maturing January 13, 2003. The convertible debenture was issued with detachable share purchase warrants with a relative fair value of $304,937 to acquire 531,914 common shares at
    $1.66 per share. The relative fair value of the warrants was recorded as a credit to common stock and a discount on the issuance of the debenture. The amortization of such discount on the issuance of the debenture results in an effective interest rate of 51%. In calculating the relative value of the warrants, the Company utilized the Black-Scholes option pricing model to estimate the fair value of the warrants and utilized a discount rate of
    21.8% to estimate the fair value of the debenture. The following key assumptions were used in the Black-Scholes model: risk-free interest rate of
    3.9%; volatility of 103%; no assumed dividend yield; and expected life of
    1.5 years. The debenture is convertible into 531,914 common shares of the
    Company at $1.41 per share. The intrinsic value of the beneficial conversion feature of $304,937 was charged to interest expense for the current year.
    Interest may be paid by the Company issuing common shares valued at the market close price immediately preceding the interest payment due date. The
    Company incurred finders' fees of $73,348 on issuance of the note which have
    been recorded as debt issuance costs.                                                   750,000               --
                                                                                    ---------------  ---------------

Total convertible debt                                                                    2,720,576        1,240,000
Unamortized discount                                                                       (842,268)        (564,617)
                                                                                    ---------------  ---------------

Net convertible loans                                                                     1,878,308          675,383
Current portion                                                                          (1,032,042)              --
                                                                                    ---------------  ---------------

                                                                                    $       846,266  $       675,383
=================================================================================== ===============  ===============

Long-term debt repayable over the next five years is as follows:

     2002                                                                           $     1,032,040
     2003                                                                                   846,268
                                                                                    ---------------

                                                                                    $     1,878,308
                                                                                    ===============


9.       COMMON STOCK

         The issued and outstanding common shares entitle the holders to vote and receive dividends when declared. In the event of the Company's liquidation, dissolution or winding up, shareholders are entitled to participate equally with respect to any distribution of net assets or any dividends which may be declared.

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001
================================================================================

9.       COMMON STOCK (cont'd...)

         Included in issued and outstanding shares at September 30, 2001 are 620,376 (2000 - 620,376) common shares that are escrowed shares and may not be traded until approval is received from the regulatory authorities.

         During the year ended September 30, 2000 the Company issued the following:

         a) 1,000,000 stock options to non-employees valued at $1,018,000 which is included in consulting expenses.

         b) 1,481,481 detachable share purchase warrants valued at $569,815 with the convertible loan and a conversion feature with an intrinsic value of $430,185 (Note 8).

         c) 3,447,106 shares of common stock for gross cash proceeds of $2,185,162 pursuant to private placements and the exercise of options and warrants. Offering costs of $58,191 were paid or accrued resulting in net cash proceeds of $2,126,971.

         d) 148,481 shares of common stock valued at $99,745 in payment of finders' fees relating to the issuance of convertible loans.

         e) 5,523,000 shares of common stock were issued from the conversion of special warrants and 633,500 shares of common stock were issued for finders' fees without any additional consideration in connection with the recapitalization of Fortis (Note 1).

         During the year ended September 30, 2001 the Company issued the following:

         a) 5,067,756 shares of common stock for gross cash proceeds of $4,666,251 pursuant to private placements and the exercise of options and warrants. Offering costs of $397,224 were paid or accrued resulting in net cash proceeds of $4,269,027.

         b) 72,682 shares of common stock valued at $89,708 as payment of finders' fees relating to the issuance of convertible loans.

         c) 117,857 shares of common stock valued at $117,401 for the acquisition of oil and gas properties.

         d) 35,236 shares of common stock valued at $40,377 in payment of interest accrued on convertible loans.

         e) 600,000 stock options to non-employees valued at $710,000 of which 312,500 stock options are fully vested resulting in consulting expenses of $370,375.

         f) 1,307,649 detachable share purchase warrants valued at $635,257 with the convertible loans and a conversion feature with an intrinsic value of $635,257 (Note 8).

10.      STOCK OPTIONS AND WARRANTS

         Stock option plan

         The Company has a stock option plan whereby, from time to time at the discretion of the Board of Directors, stock options are granted to directors, officer, employees and certain consultants. The maximum number of shares reserved for issue under the plan is equal to 4,480,000. Options issued under the plan expire not more than five years after the grant date and vest at a rate of 25% on regulatory approval and 12.5% every quarter thereafter.

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001
================================================================================


10.      STOCK OPTIONS AND WARRANTS (cont'd...)

         The following options to acquire common shares of the Company are outstanding at September 30, 2001:

=================== ======================== =======================  =====================================
                                     Number                Exercise
                                  of Shares                   Price   Expiry Date
------------------- ------------------------ -----------------------  -------------------------------------
Options                             800,000             CAD$   2.10   January 18, 2005
                                    640,000             CAD$   1.00   May 3, 2005
                                    213,000             CAD$   1.80   September 14, 2005
                                    465,000             CAD$   2.17   January 16, 2006
                                    680,000             CAD$   2.97   April 24, 2006
                                    100,000             CAD$   2.97   June 25, 2006
                                    300,000             CAD$   2.97   August 16, 2006
=================== ======================== =======================  =====================================

The following warrants to acquire common shares of the Company are outstanding at September 30, 2001:

=================== ======================== =======================  =====================================
                                     Number                Exercise
                                  of Shares                   Price   Expiry Date
------------------- ------------------------ -----------------------  -------------------------------------
Warrants                          2,200,000             CAD$   1.75      January 15, 2002
                                    804,868             CAD$   2.40      May 15, 2002
                                    275,735             CAD$   3.20      May 17, 2002
                                  1,050,052             CAD$   1.25      August 10, 2002
                                    180,000             CAD$   1.50      August 10, 2002
                                  1,481,481             USD$   0.75      September 21, 2002
                                    500,000             USD$   1.20      December 18, 2002
                                    531,914             USD$   1.66      January 13, 2003
=================== ======================== =======================  =====================================

Also outstanding at September 30, 2001 are 600,000 brokers units exercisable at CAD$1.50 into 600,000 shares until January 15, 2002 and warrants to purchase 300,000 additional shares at CAD$1.75 until January 15, 2002

Stock option transactions and the number of options outstanding are summarized as follows:

======================================================================== ============== ============== ==============
                                                                                             Weighted       Weighted
                                                                                              Average        Average
                                                                                Number       Exercise     Grant Date
                                                                            of Options          Price     Fair Value
------------------------------------------------------------------------ -------------- -------------- --------------
Outstanding, September 30, 1999                                                125,000    CAD$  0.75     CAD$     --

    Granted                                                                  1,705,000          1.64            1.70
    Exercised                                                                 (115,000)         0.75              --
    Expired/cancelled                                                               --            --              --
                                                                         -------------

                                  - continued -

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001
================================================================================


10.      STOCK OPTIONS AND WARRANTS (cont'd...)

======================================================================== ============== ============== ==============

                                                                                             Weighted       Weighted
                                                                                              Average        Average
                                                                                Number       Exercise     Grant Date
                                                                            of Options          Price     Fair Value
------------------------------------------------------------------------ -------------- -------------- --------------
Continued...

Outstanding, September 30, 2000                                              1,715,000          1.63              --

    Granted                                                                  1,545,000          2.73            1.32
    Exercised                                                                  (62,000)         1.63              --
    Expired/cancelled                                                               --            --              --
                                                                         -------------

Outstanding, September 30, 2001                                              3,198,000  CAD$    2.16              --
======================================================================== ============== ============== ==============

Exercisable, September 30, 2001                                              2,485,500  CAD$    1.93
======================================================================== ============== ============== ==============


The following is a summary of the status of options outstanding as at September 30, 2001:

============================ ====================================================== =================================
                                              Outstanding Options                         Exercisable Options
---------------------------- ------------------- ---------------- ----------------- ---------------- ----------------
                                                       Weighted
                                                        Average           Weighted                          Weighted
                                                      Remaining            Average                           Average
                                                    Contractual           Exercise                          Exercise
Exercise Price                           Number    Life (Years)              Price           Number            Price
---------------------------- ------------------- ---------------- ----------------- ---------------- ----------------
CAD $2.10                               800,000            3.3            CAD$2.10          800,000         CAD$2.10
CAD $1.00                               640,000            3.6            CAD$1.00          640,000         CAD$1.00
CAD $1.80                               213,000            4.0            CAD$1.80          213,000         CAD$1.80
CAD $2.17                               465,000            4.3            CAD$2.17          465,000         CAD$2.17
CAD $2.97                             1,080,000            4.7            CAD$2.97          367,500         CAD$2.97
============================ =================== ================ ================= ================ ================

The weighted average remaining contractual life of options outstanding as of September 30, 2001 was 4.01 years (2000 - 4.51 years).

The Company applies Accounting Principles Board ("APB") 25, "Accounting for Stock issued to Employees", and related interpretations in accounting for all stock option plans. Under APB 25, compensation cost is recognized for stock options granted to employees and directors when the option price is less than the market price of the underlying common stock on the date of grant.

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001
================================================================================


10.      STOCK OPTIONS AND WARRANTS (cont'd...)

         FASB Statement 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") requires the Company to provide pro-forma information regarding net income and net income per share as if compensation costs for the Company's stock option plans and other stock awards had been determined in accordance with the fair value based method prescribed in SFAS No. 123. The Company estimates the fair value of each stock award at the grant date by using the Black-Scholes option pricing model.

         Had compensation costs been recognized for employees and directors for the Company's stock option plan based on fair value at grant date, the pro-forma net loss for fiscal 2001 would have been increased by $710,600 (2000 - $802,300) and pro-forma loss per share increased by $0.03 (2000 - $0.07) per share. In calculating these amounts, the Company has utilized the Black-Scholes option pricing model to estimate the fair value of the options granted in the year using the following key assumptions:

==================================================================================== =============== ================
                                                                                               2001             2000
------------------------------------------------------------------------------------ --------------- ----------------
Risk-free interest rate                                                                       5.47%            6.28%
Expected life                                                                               5 years          5 years
Expected volatility                                                                            109%             130%
Expected dividends                                                                              --               --
==================================================================================== =============== ================


11.      COMMITMENTS AND AGREEMENTS

         The Company has entered into operating agreements with various entities for interests in oil and gas properties. In accordance with these agreements, the Company makes commitments to fund the exploration and development of these properties. Under these agreements, as at September 30, 2001, the Company has commitments to spend up to $8,058,500 over the following years:

=================================================================================== ================ ================
Property                                                                                       2002             2003
----------------------------------------------------------------------------------- ---------------- ----------------
South Wink Project                                                                  $       632,500  $            --
East Texas Basin Project                                                                    780,000          130,000
Hackberry Project                                                                         2,100,000               --
North Hell Hole Bayou Project                                                             2,721,000          315,000
Waha/Lockridge Project                                                                    1,380,000               --
                                                                                    ---------------  ---------------

                                                                                    $     7,613,500  $       445,000
=================================================================================== ===============  ===============

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001
================================================================================


12.      OPERATING LEASES

         The Company leases facilities and office equipment. The leases began on various dates and have terms ranging from one to four years. Rental expense related to these leases was $99,044 in 2001 and $8,221 in 2000. Future minimum lease payments are as follows:


         2002                                           $       106,695
         2003                                                   100,895
         2004                                                    93,024
         2005                                                     3,237


13.      FUTURE INCOME TAXES

         a) The provision for income taxes differ from the amounts computed by applying the United States statutory rate of 34.0% (2000 - 34.0%) and combined Canadian federal and provincial income tax rate of 44.6% (2000 - 45.6%) to loss before income taxes. The sources and tax effect of the differences are as follows:

================================================================================ ================ ================
                                                                                            2001             2000
-------------------------------------------------------------------------------- ---------------- ----------------
Loss before income tax recovery                                                  $    (3,552,123) $    (2,111,241)
================================================================================ ================ ================


Income tax recovery at statutory rates                                           $    (1,410,877) $      (882,480)
Non-deductible expenses                                                                  723,999          650,466
Unrecognized benefits of non-capital losses:
    United States                                                                        476,464          189,674
    Canada                                                                               210,414           42,340
                                                                                 ---------------- ----------------

Total income taxes                                                               $            --  $            --
================================================================================ ================ ================

             The Company's Canadian operations have approximately $827,000 of operating losses which may be applied to reduce Canadian income taxes in future years through 2008. The Company's US subsidiaries have approximately $2,059,000 of operating losses which may be applied to reduce US income taxes in future years. If not utilized, the losses expire through 2021.

             Future tax benefits which may arise as a result of these losses have been recognized in these financial statements as a valuation allowance. Due to change in ownership provisions in both the Canadian and US tax legislation, net operating loss carryforwards may be limited as to use in future years should a change in ownership occur.

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001
================================================================================


13.      FUTURE INCOME TAXES (cont'd...)

         b) Significant components of the Company's future income tax assets and liabilities are as follows:

================================================================================ ================ ================
                                                                                            2001             2000
-------------------------------------------------------------------------------- ---------------- ----------------
Future income tax assets
    Share issuance costs                                                         $       127,556  $           748
    Losses available for future periods                                                1,262,044          297,448
                                                                                 ---------------  ---------------

                                                                                       1,389,600          298,196
Valuation allowance                                                                   (1,389,600)        (298,196)
                                                                                 ---------------  ---------------

                                                                                 $            -   $            -
================================================================================ ================ ================

14.      RELATED PARTY TRANSACTIONS

         The Company paid or accrued professional fees of $128,782 (2000 - $60,750) to a law firm in which a director of the Company is a partner and to a company controlled by a director of the Company.

         Included in amounts due from related parties is $Nil (2000 - $4,997) due from a director in connection with the issuance of incentive stock options. The amount was repaid to the Company on October 11, 2000.

         The transactions are in the normal course of operations and are measured at the exchange amount unless otherwise noted which is the amount of consideration established and agreed to by the related parties.

15.      SEGMENTED INFORMATION

         The Company operates in one reportable operating segment being oil and gas exploration projects in the United States. Details of assets, liabilities and operating results by geographical segment are as follows:

==================================================================================  =============== ================
                                                                                               2001             2000
----------------------------------------------------------------------------------  --------------- ----------------
Revenue for the year
    United States                                                                   $       123,411  $        31,908
==================================================================================  ===============  ===============

   Loss for the year
       Canada                                                                       $    (1,387,556) $    (1,637,281)
       United States                                                                     (2,164,567)        (473,960)
                                                                                    ---------------  ---------------

                                                                                    $    (3,552,123) $    (2,111,241)
   ===============================================================================  ================ ===============

   Identifiable assets
       Canada                                                                       $       211,128  $       343,614
       United States                                                                     11,470,909        5,150,534
                                                                                    ---------------  ---------------

                                                                                    $    11,682,037  $     5,494,148
   ===============================================================================  ================ ===============

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001
================================================================================


16.      SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

         Significant non-cash transactions during the year ended September 30, 2000:

         a) The Company issued 1,000,000 options to purchase common shares with a fair value of $1,018,000 for compensation of services to non-employees recorded as consulting expenses.

         b) The Company issued 1,481,481 detachable share purchase warrants with a relative fair value of $569,815 accounted for as a discount on the debt. The conversion feature also had an intrinsic value of $430,185 which was charged to interest expense for the year.

         c) The Company issued 148,481 common shares with a value of $99,745 in payment of finders' fees.

         d) The Company issued 5,523,000 common shares from the conversion of special warrants and 633,500 common shares for finders' fees without any additional consideration in connection with the recapitalization of Fortis (Note 1).

         Significant non-cash transactions during the year ended September 30, 2001:

         a) The Company issued 600,000 options to purchase common shares with a fair value of $710,000 for compensation of services to non-employees of which $370,375 has vested and been recorded as consulting expenses.

         b) The Company issued 1,307,649 detachable share purchase warrants with a relative fair value of $635,257 accounted for as a discount on the debt. The convertible debt issued during the year also had an intrinsic value of $635,257 which was charged to interest expense for the year.

         c) The Company issued 117,857 common shares with a value of $117,401 for the acquisition of oil and gas properties.

         d) The Company issued 72,682 common shares with a value of $89,708 in payment of finders fees.

         e) The Company issued 35,236 common shares with a value of $40,377 in payment of interest.

         f) The Company received credits of $99,719 on costs incurred in drilling an exploratory dry hole in the Crowley Prospect which were applied to other unproved properties.

=============================================================================== ================ ================
                                                                                           2001             2000
------------------------------------------------------------------------------- ---------------- ----------------
Cash paid during the year for interest                                          $        15,466  $         7,666
=============================================================================== ================ ================

Cash paid during the year for income taxes                                      $            --  $            --
=============================================================================== ================ ================

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001
================================================================================


17.      SUBSEQUENT EVENTS

         Subsequent to the year end, the Company entered into the following transactions:

         a) The Company completed a private placement for gross proceeds of $1,000,000 by issuing 595,000 units at a price of $1.682 per unit. Each unit consists of one common share and one -half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share for a period of one year at a price of $1.973 per share. The Company paid finders' fees of $12,000 cash and 41,617 common shares in consideration of arranging the issue.

         b) The Company issued a convertible note for proceeds of $1,000,000 maturing September 16, 2002, bearing interest at 12% per annum, convertible, at the option of the lender, into 1,041,667 common shares plus detachable warrants to purchase 670,000 common shares at $0.96 for a period of 12 months. The Company paid finder's fees by issuing 104,167 common shares in consideration of arranging the issue. Repayment of the principal may be accelerated by payment of a portion of the proceeds from operations or sale of certain of the Company's oil and gas projects and proceeds in excess of $1,000,000 from any subsequent debt or equity financing.

            The Company has assigned the lender 10% of the Company's interest (representing a 1% working interest) in the initial well at the Hell Hole project which becomes effective after the Company has recovered its initial capital investment. The Company has also granted the lender an option to acquire one-half of the Company's interest in the Hackberry project for $350,000 until February 15, 2002.

         c) The Company received proceeds of $300,000 from an unsecured demand loan payable bearing interest at 12% per annum and issued the lender a bonus of 70,881 common shares.

         d) The Company issued 1,481,481 common shares from the conversion of a $1,000,000 convertible note.

         e) The Company issued 37,642 common shares in payment of accrued interest on the convertible debt.

         f) The Company amended the exercise price of 2,558,000 stock options from the original exercise price to CAD$1.50 per share, subject to shareholder and regulatory approval. The original exercise prices ranged from CAD$1.80 to CAD$2.97 per share.

         g) The Company formed Touchstone Ventures, L.L.C. ("Ventures"), a Texas limited liability company to act as the general partner with a 1.81% interest in the Touchstone Resources-2001 Hackberry Drilling Fund, L.P. ("the Fund"). The Fund was formed to participate in the exploration and development of oil and gas wells in the Hackberry project. The Company is also a limited partner in the Fund with a 10.27% interest and is obligated to make a capital contribution of $470,337 to the fund for these partnership interests. The Fund has a 75% working interest in the Hackberry project (Note 4).

         h) Warrants to acquire 2,200,000 common shares of the Company at a price of CAD$1.75 and brokers units to acquire 600,000 common shares and 300,000 warrants at CAD$1.50 expired unexercised.

TOUCHSTONE RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001
================================================================================


18.      ERROR CORRECTION

         The September 30, 2000 financial statements have been restated to reflect the correction of errors related to compensation expense on stock options issued to non-employees, interest expense related to the beneficial conversion feature of convertible debt and related amortization of debt issue costs, and foreign currency transaction losses, resulted in a restated net loss of $2,111,241, $(0.18) per share, versus the previously reported net loss of $594,944, $(0.05) per share. Assets, liabilities and equity have been restated to $5,494,148 versus the previously reported $5,393,619, an increase of $100,529.

                        Wrinkle, Gardner & Company, P.C.
                          Certified Public Accountants
                           211 E. Parkwood, Suite 100
                            Friendswood, Texas 77546
                                 (281) 992-2200


                         Report of Independent Auditors


Board of Directors
Touchstone Resources Ltd.
Houston, Texas

We have audited the accompanying consolidated balance sheet of Touchstone Resources Ltd. (a Canadian company) and subsidiaries as of September 30, 2000, and the related consolidated statements of operations, stockholder's equity, and cash flows for the years ended September 30, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Touchstone Resources Ltd. and subsidiaries as of September 30, 2000, and the consolidated results of their operations and their cash flows for the years ended September 30, 2000 and 1999, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 18 to the consolidated financial statements, certain errors resulting in understatement of assets, liabilities, and equity as of September 30, 2000, and understatement of the net loss for the year ended September 30, 2000, were discovered during the current year. Accordingly, the 2000 financial statements have been restated to correct the errors.

Friendswood, Texas
July 6, 2001
(except for Note 18, as to which the date is January 16, 2002)

                       [LETTERHEAD OF DAVIDSON & COMPANY]





                          INDEPENDENT AUDITORS' REPORT




To the Shareholders and the Board of Directors of Touchstone Resources Ltd.


We have audited the accompanying consolidated balance sheet of Touchstone Resources Ltd. as at September 30, 2001 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Touchstone Resources Ltd. as at September 30, 2000 and for the year then ended were audited by other auditors whose report dated February 6, 2001 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Touchstone Resources Ltd. as at September 30, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that Touchstone Resources Ltd. will continue as a going concern. As discussed in
Note 1 to the financial statements, unless the Company attains future profitable operations and/or obtains additional financing, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




                                             "DAVIDSON & COMPANY"


Vancouver, Canada                                      Chartered Accountants

January 16, 2002

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1914, the registrant certifies that it meets all of the requirements for filing on Form 10-SB and has duly caused this annual report to be signed on its behalf by the undersigned, hereunder duly authorized.

                                             TOUCHSTONE RESOURCES, LTD.

                                             By: /s/ Mark A. Bush
                                                 ----------------------
                                                 Mark A. Bush

         Date July __, 2002

         Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

          Signature                                            Date

By: /s/ Wesley E. Franklin                                 July 10, 2002
    -----------------------------------
         Wesley E. Franklin
         Executive Vice President

By: /s/ D. Christopher Barden                              July 10, 2002
    -----------------------------------
         D. Christopher Barden
         Vice President of Operations

By: /s/ Brian C. Irwin, LLB                                July 10, 2002
    -----------------------------------
         Brian C. Irwin, LLP
         Director and Secretary

By: /s/ John Allan McAskill                                July 10, 2002
    -----------------------------------
         John Allan McAskill
         Director

By: /s/ Ronald Schmitz                                     July 10, 2002
    -----------------------------------
        Ronald Schmitz
        Director

         Pursuant to a Power of Attorney granted on April 9, 2002.

                                Index to Exhibits

 Exhibit No.               Description

3.1            Articles of Incorporation* (with amendments)

3.2            Bylaws*

10.1           Employment Agreement Between the Company and Wesley E. Franklin*

10.2           Employment Agreement Between the Company and D. Chris Barden*

10.3 Joint Exploration Agreement Between the Company and Mobil Exploration & Product U.S. Inc. and Altura Energy, LLC***

10.4           Exploration Agreement Between the Company and Charger Petroleums
               Inc.***

10.5           Agreement between the Company and Pan American Energy, LLC***

10.6           Exploration Agreement Between the Company and Blue Star Oil &
                Gas, Inc.***

10.7           Exploration Agreement Between the Company and B.J. Resources***

10.8           Exploration Agreement Between SKH Management, LP***

23             Consent of Davidson & Company**

23.1           Consent of Wrinkle, Gardner & Company, P.C.**

24 Power of Attorney (included on the signature page to this registration statement)**

------------------------
     *Previously filed.
    **Filed herewith.
   ***To be filed by amendment